CATHERINE BASINGER, ESQ.

144 W. San Antonio Drive

Long Beach, CA 90807

(562)547-0364

October 13, 2005

Mr. Ted Yu

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Dear Mr. Yu:

Pursuant to your letter dated August 17, 2005 we are hereby submitting for your review our amended registration statement on Form SB-2.  Below please find our responses to your comments.  Enclosed you will also find three copies of our amended registration statement on From SB-2.

Please note that we have terminated our investment agreement with BTF, LLC and the common stock shares that were to be registered pursuant to the investment agreement have been removed from our registration statement.  Furthermore, the shares underlying the conversion of our Series B Convertible Preferred Stock have also been removed from the registration statement.

Comment 1

We note that under the terms of the Investment Agreement with BTF, LLC, the company will issue common shares to BTF, and BTF will be required to purchase these shares, only if the common stock is quoted on the OTC Bulletin Board.  We further note that the purchase price for the shares will be 93% of the average of the two lowest bid prices of the stock during the five-day period following the notice of exercise of the put.

As stated in our March 31, 2001 Update to the Current Issues ad Rule-Making Projects Outline, the registration of the resale of the shares issuable under an equity line of credit is permissible only if the private placement portion of the equity line (i.e., the issuance of the shares to the equity line investor) is completed prior to the filing of the resale registration statement.  Given that the equity line’s purchase price is based on the trading price of common stock in an non-existent public market, it does not appear the terms for the purchase price have actually been set. Accordingly, the private placement portion of the equity line does not appear to be complete.

Please remove from the registration statement the common shares issuable pursuant to the Investment Agreement.  Please ensure to update all sections of the amended registration statement to reflect the removal of the shares issuable under the Investment Agreement (e.g., the risk factors on page 18 and “Dilution” section on page 22).

Alternatively, if you wish, you may withdraw the registration statement, complete the private placement of common stock to BTF, LLC, and file a new registration statement for the resale of the common stock by BTF, LLC.

No longer relevant because subject matter has been removed from the registration statement.

Comment 2

Similarly, we believe that the private placement of the shares of Series B Convertible Preferred Stock, which have a conversion rate tied to the market price, cannot be completed until the terms of the transaction are fixed.  In this regard, we believe that the absence of an existing public market for the common shares means that there has been no meeting of the minds as to the conversion price. Accordingly, please remove from the registration statement the shares issuable upon conversion of the preferred stock.

No longer relevant because subject matter has been removed from the registration statement.

Comment 3

Please update the financial statements and MD&A section to include the interim period of June 30, 2005, as required by Item 310(g) of Regulation S-B.

We updated the financial statements and the MD &A section in the body of the registration statement.  The MD& A section begins on page 43 and the financial statements begin on page F-1.

Comment 4

Include currently dated and signed consents of the independent accountants in each amendment to the Form SB-2.  Refer to Item 302 for Regulation S-T.

We have included currently dated and signed consents of the independent accountants in this amendment to our SB-2 registration statement as submitted with this letter.

Comment 5

Please revise the prospectus to eliminate all redundant disclosure.  We note, for example, that the legal proceeding discussion is repeated at least three times in the prospectus.  The names of the selling shareholders are also repeated numerous times in the prospectus.  Your “Description of Property” section repeats the information already provided on page 42.

We have attempted to eliminate all redundant information throughout the registration statement document and we have specifically removed the redundancy as it applies to selling shareholders, the legal proceedings and “Description of Property.”

Comment 6

Please avoid capitalizing commonly-understood terms such as “Directors”, Executive”, Officers”, “Company”, and “Common Stock”.

We have avoided using capitalized terms such as Directors, Executives, Officers, Company and Common stock and have attempted to change all references to the above terms to lower case.

Comment 7

Please include on the cover page only the information required by Item 501 of Regulation S-B or that is otherwise material.  All other information should be removed from the cover page.  For example, please delete from the cover page the names of the warranty holders and the holders of common stock.  Given that much of the information provided on the cover page is repeated in the prospectus summary, please revise both the cover page and the summary to eliminate redundant information.  Also note the Item 501 of Regulation S-B required that you limit the cover page to one page only.

We have modified the cover page to only include only the information required by Item 501 of Regulation S-B or that is otherwise material and have removed redundant information.  Further, we have limited the cover page to only one page.

The Previous Text

PROSPECTUS

PROBE MANUFACTURING, INC.

This prospectus relates to the sale of up to 12,078,125 shares of our common stock, which represents 100% of our outstanding securities, by our current shareholders, the common stock shares we could issue upon conversion of the Series B Convertible Preferred Stock by our Series B stockholders and BTF, LLC who will become a stockholder pursuant to a "“put right”" under an Investment Agreement, also referred to as an Equity Line of Credit, that we have entered into with BTF, LLC.

Use of Proceeds

We are not selling any securities in this offering and therefore will not receive any proceeds from this offering. We will, however, receive proceeds from the sale of securities pursuant to our exercise of the ““put right”” and possible future exercise of the warrants held by The Hicks Family Trust, The Edward & Mildred Lassiter Restated Family Trust, The DW & JS Benner Family Trust, , Hirad Emadi, Patrick Connelly, Phillip Kavanaugh, Ronnie Novian, John White, Parvin Khalili, Albert Assil, Keith Barrett, Helene Mandell, Guy Grimsley, Francis F. Smith Descendants Trust, Edmondson Farms, Inc. Employees 401K Plan & Trust, Ikuo Ito, Global Capital Management, Inc., Masahiro Irie, James and Lisa Goodell, Peter Grias, Kamran Gharibian, Iraj Gharibian, Billy E. Malcolm, Robert Kofke and Cathy Kofke JT TEN WROS, Phillip Smith, Billy Barr, Charles Schwab FBO Andrew Kotowicz, Todd Jorgensen, Chritopher Reed and Patricia Schone JT WROS, Anthony and Angela Reed Family Trust, Cadioty/Werth Living Trust, Miller Family Trust, Finer Marital Trust, James Kimmel, Adam Carolla, George Geldin, Dennis Gerber, Noriaki Sasaki, B Derman & J Derman TTEE Bennett & Janice Derman Family U/A Dated January 16, 1998, Abraham Assil, James Blake, Anthony Reed, Bach Living Trust, Craig Benner, Carolina Trust, Duncan Revocable Trust, Hooman Emadi, Ronald Feldman, George D. Hill & Elieen C. Hill JT WROS, The Edward and Mildred Lassiter Restated Family Trust Dated April 14, 2000, Russell Miller, William W. Morse & Jill D. Morse JT WROS, and Research Drive Equities, LLC.  All costs associated with this registration will be borne by us.

Investment Agreement

BTF, LLC  will become a stockholder pursuant to a "“put right”" under an Investment Agreement, also referred to as an Equity Line of Credit, that we have entered into with BTF, LLC. a “put right” permits us to require BTF, LLC to buy shares pursuant to the terms of the Investment Agreement. That Investment Agreement permits us to "put" up to $4.5 million in shares of our common stock to BTF, LLC if and when we are successful in our attempt to have our common stock listed on the Over-the-Counter Bulletin Board.

BTF, LLC is an "underwriter" within the meaning of the Securities Act of 1933, as amended, in connection with the resale of our common stock under the Investment Agreement. BTF, LLC will pay us 93% of the average of the two lowest posted bid prices of the common stock during the five consecutive trading day period immediately following the date of our notice to them of our election to put shares pursuant to the Equity Line of Credit.

We are registering 5,625,000 shares of common stock pursuant to the Investment Agreement which assumes that price of our stock will be $0.80 at the time of the put notice.

Please read more information about the Investment Agreement in the “Investment Agreement” Section below.

Common Stock Shares

The common stock shares held by The Hicks Family Trust, The Edward & Mildred Lassiter Restated Family Trust, The DW & JS Benner Family Trust, , Hirad Emadi, Patrick Connelly, Phillip Kavanaugh, Ronnie Novian, John White, Parvin Khalili, Albert Assil, Keith Barrett, Helene Mandell, Guy Grimsley, Francis F. Smith Descendants Trust, Edmondson Farms, Inc. Employees 401K Plan & Trust, Ikuo Ito, Global Capital Management, Inc., Masahiro Irie, James and Lisa Goodell, Peter Grias, Kamran Gharibian, Iraj Gharibian, Billy E. Malcolm, Robert Kofke and Cathy Kofke JT TEN WROS, Phillip Smith, Billy Barr, Charles Schwab

FBO Andrew Kotowicz, Todd Jorgensen, Chritopher Reed and Patricia Schone JT WROS, Anthony and Angela Reed Family Trust, Cadioty/Werth Living Trust, Miller Family Trust, Finer Marital Trust, James Kimmel, Adam Carolla, George Geldin, Dennis Gerber, Noriaki Sasaki, B Derman & J Derman TTEE Bennett & Janice Derman Family U/A Dated January 16, 1998, Abraham Assil, James Blake, Anthony Reed, Bach Living Trust, Craig Benner, Carolina Trust, Duncan Revocable Trust, Hooman Emadi, Ronald Feldman, George D. Hill & Elieen C. Hill JT WROS, The Edward and Mildred Lassiter Restated Family Trust Dated April 14, 2000, Russell Miller, William W. Morse & Jill D. Morse JT WROS, and Research Drive Equities, LLC were issued by us pursuant to our Private Placement Memorandum, as amended. The shares held by Reza Zarif and Kambiz Mahdi  were Founders Shares. The shares held by eFund Capital Partners, LLC were issued pursuant to a stock purchase and strategic relationship agreement executed on May 20, 2004.  The shares held by Ashford Capital, LLC were assigned by eFund Capital Partners, LLC.

We are registering 3,328,125 shares of common stock by the shareholders listed above which represents 100% of the common stock currently issued and outstanding.

Series B Convertible Preferred Stock

The 12,500 shares of Series B Convertible Preferred Stock held by Reza Zarif, Kambiz Mahdi and eFund Capital Partners, LLC were issued by us as consideration for an investment agreement totaling $1,250,000 dated December 31, 2004. As of July 18, 2005 there were 12,500 shares of Series B Convertible stock outstanding. Each share of Series B Stock shall be converted into a number of shares of Common Stock that is equal to each share of Series B being divided by the average of the 3 lowest intraday bids in the twenty (20) days prior to conversion ~~, or $0.10, which ever is greater,~~ multiplied by 100 (1 divided by x, multiplied by 100), or 125 shares per Series B, whichever is greater.  The minimum conversion price which Series B shareholders shall be to convert their Series B shares to common stock shall be $0.10.

We are, therefore, registering 3,125,000 shares of common stock to cover 200% common stock shares we could issue upon conversion of the Series B Convertible Preferred stock assuming that the conversion price will be $0.80.

Our common stock is not traded on any public market.  Selling stockholders will sell at a fixed price of $0.80 per share until our common shares are quoted on the Over-the-Counter Bulletin Board and thereafter at prevailing market prices, or privately negotiated prices. The offering price of $0.80 per share was determined arbitrarily by us.  The offering price is not based upon our net worth, total asset value, or any other objective measure of value based on accounting measurements.  Should a market develop or occur for our securities, the market price may be far less than the offering price.  If and when our common stock is listed on the Over-the-Counter Bulletin Board the price will be established according to the demand of our common stock and will fluctuate based on the demand for our shares.

______________________________________________

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.

YOU SHOULD PURCHASE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS.

SEE "RISK FACTORS" BEGINNING ON PAGE 12.

_________________________________________________

You should rely only on the information provided in this prospectus or any supplement to this prospectus and information incorporated by reference. We have not authorized anyone else to provide you with different information. Neither the delivery of this prospectus nor any distribution of the shares of common stock pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. It is a criminal offense to make any representation to the contrary.

SUBJECT TO COMPLETION, THE DATE OF THIS PROSPECTUS IS JULY 18, 2005

Amended Text Beginning on Page 3.

PROSPECTUS

PROBE MANUFACTURING, INC.

This prospectus relates to the sale of up to 3,328,125 shares of our common stock, which represents 100% of our outstanding securities, by our stockholders.

Our common stock is not traded on any public market.  Selling stockholders will sell at a fixed price of $0.80 per share until our common shares are quoted on the Over-the-Counter Bulletin Board and thereafter at prevailing market prices, or privately negotiated prices. The offering price of $0.80 per share was determined arbitrarily by us.  The offering price is not based upon our net worth, total asset value, or any other objective measure of value based on accounting measurements.  Should a market develop or occur for our securities, the market price may be far less than the offering price.  If and when our common stock is listed on the Over-the-Counter Bulletin Board the price will be established according to the demand of our common stock and will fluctuate based on the demand for our shares.

______________________________________________

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.

YOU SHOULD PURCHASE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS.

SEE "RISK FACTORS" BEGINNING ON PAGE 12.

_________________________________________________

You should rely only on the information provided in this prospectus or any supplement to this prospectus and information incorporated by reference. We have not authorized anyone else to provide you with different information. Neither the delivery of this prospectus nor any distribution of the shares of common stock pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. It is a criminal offense to make any representation to the contrary.

SUBJECT TO COMPLETION, THE DATE OF THIS PROSPECTUS IS OCTOBER 3, 2005.

Comment 8

Please clarify if the common shares underlying the warrants are being registered for resale.  Your introductory paragraph states that the 12,078,125 shares currently registered are outstanding common stock, common stock underlying Series B Convertible Preferred Stock, and stock issuable pursuant to the put right held by BTF, LLC.  Based on this language, it does not appear that any shares underlying the warrants are being registered.  In addition, in the appropriate section, please provide a description of the terms of the warrants and file the warrant agreements as exhibits.  In particular, please tell us whether or not the warrants have a fixed exercise price.  We note that there are two classes of warrants.

We are not registering the warrants sold to our stock holders in our private placement memorandum dated June 16, 2004 and as restated and amended on November 26, 2004.

Comment 9

Please provide a clearer and more concrete description of your business, particularly the services your company provides.  To that end, avoid using vague statements or phrases, such as “we take responsibility for new product introduction and implementation,” “logistic management,” “we can assume supply chain responsibility,” and “end-to-end services.”  Instead, provide clear descriptions of your services and the duties you perform for your customers.  Your revised discussion should give readers a better understanding of your customer base, such as the size of your typical customer and the finished products they sell.  Corresponding revisions should be made to the “Description of Business” section on page 36.

We modified our business description as set forth below.

Previous Text.

We incorporated in the State of California on July,7, 1995 as Probe Manufacturing Industries, Inc. On April 21, 2005 we reincorporated from California to Nevada whereby we changed our name to Probe Manufacturing, Inc. From our formation until present we have been a provider of advanced electronics manufacturing services, or EMS, to original equipment manufacturers, or OEMs, primarily in the industrial, automotive, semiconductor, medical, communication and military industries.   Our strategy is to provide customers with a collaborative end-to-end service that involves engineering, supply chain management, and manufacturing services.  Furthermore, we take responsibility for new product introduction and implementation, and logistics management, with the goal of delivering a complete packaged product. Once a complete packaged product is delivered, we also provide after-sale services such as repair and warranty services.

 Substantially all of our manufacturing services are provided on a turnkey basis, whereby we purchase customer-specified components from our suppliers, assemble the components on printed circuit boards and perform post-production testing upon request by our customers. However, we can assume supply chain responsibility at any time during the product life cycle.   We offer our customers flexible, "just-in-time" delivery programs allowing product shipments to be closely coordinated with our customers' inventory requirements. Additionally, we complete the assembly of our customers' products at our facilities by integrating printed circuit board assemblies into other elements of our customers' products upon request by our customers.

Our marketing strategy is to convince potential customers to engage us as an engineering and supply chain partner, rather than to simply change EMS suppliers whereby we collaborate with the customer through the entire process.  To do this, we perform a full process audit on prospective customer’s operations to ensure our objectives are aligned and make recommendations for integration of our processes to their technology, quality, and delivery process to achieve the highest positive outcome and lowest total cost.  This process has been an extremely effective way to demonstrate the ways we can improve the targeted customer’s business performance.

Amended Text On Page 5 and 37 .

We incorporated in the State of California on July 7, 1995 as Probe Manufacturing Industries, Inc. On April 21, 2005 we re-domiciled from California to Nevada whereby we changed our name to Probe Manufacturing, Inc. Our business focuses on manufacturing electronics and providing services to original equipment manufacturers (OEMs) of industrial, automotive, semiconductor, medical, communication, military, and high technology products. The services that we provide are commonly referred to as electronics manufacturing services (EMS). We offer our customers comprehensive and integrated design and manufacturing services, from initial product design to production and direct order fulfillment.

Our engineering services include product design, printed circuit board layout, prototyping, and test development. Our supply chain management solutions include purchasing, management of materials, and order fulfillment. Our manufacturing services include surface mount, hole assembly, cable assembly, mechanical assembly, and fully integrated box build systems for high complexity electronics.

For example, Probe builds a Natural Gas Electronic Control Unit for Quantum Technologies which is used in GM’s alternative fuel engines. We have supported this customer from the inception of its product. Our services started with full design review for manufacturability and testability of the product.  Once the design review and recommendations were completed we source the materials and procure the components. We then take responsibility for assembling the components on to the boards, assembling the mechanical parts, installing the product inside the enclosure, and finally we perform a full functional test. Then the finished good product is shipped to the customer, who integrates it in to their final fuel delivery system and it’s delivered to GM.

The majority of our revenue is driven from manufacturing a mix of complex Printed Circuit Card assemblies.  Some of the examples of our customers finished goods products include automated fluid dispensing equipments, high performance gas and liquid delivery process modules, which are used in semiconductor fabrication equipment, photonics instrumentation to measure fiber optics, electronic control unit for hydrogen, natural gas, and propane engines, electronic control unit for welding equipment, portable ultrasound and electro-simulation therapy equipment, and target scoring systems for military.

Comment 10

Indicate whether you commenced business operations or generated revenues from your operations.  The fact that your business has traditionally suffered net losses should also be disclosed.

Discussion of financial matters was removed from our business description, therefore, this comment is no longer relevant in this section.  Our financial condition in discussed in great detail in the financial section beginning on F-1 and in our MD&A section starting on page 43.

Comment 11

Item 501(a)(8) of Regulation S-B requires that you include the price range or the formula or method to be used to calculate the offering price.  While you may state that selling shareholders will sell at prevailing market prices or privately-negotiated prices once the shares are quoted on the OTC Bulletin Board, they may not sell at privately negotiated prices other than $0.80 per share before the shares begin trading on a market.  Revise the disclosure under “Trading Market” on page 8 accordingly.

Our “Trading Market” disclosure was modified as set forth below.

Previous Text.

TRADING MARKET

There is currently no public trading market for our securities. Selling stockholders will sell at a fixed price of $.80 per share or privately negotiated prices until our common shares are quoted on the Over-the-Counter Bulletin Board and thereafter at prevailing market prices, or privately negotiated prices.

Amended Text on Page 6.

TRADING MARKET

There is currently no public trading market for our securities. Selling stockholders will sell at a fixed price of $.80 per share until our common shares are quoted on the Over-the-Counter Bulletin Board and thereafter at prevailing market prices, or privately negotiated prices.

Comment 12

In your response letter, please list all classes of the company’s securities held by BTF, LLC, such as warrants, notes, or preferred securities.  Describe in detail any conversion or exercise feature of these securities.  We note, for example, that there are 440 shares of Series A Convertible Preferred Stock; indicate whether BTF, LLC owns any of these shares.  Finally, please tell us if there are any relationships between BTF, LLC and the other selling shareholders.

BTF, LLC does not own any classes of our securities.  Furthermore, we have terminated our investment agreement and the common stock shares that were to be registered pursuant to the investment agreement with BTF, LLC have been removed from our registration statement.  There are no relationships between BTF, LLC and our other selling shareholders.

Comment 13

The net loss, net loss per share and weighted average number of common stock outstanding presented on page 10 for fiscal year 2004 does not agree with the information presented in the financial statements on pages F-2 and F-3.  Please revise as necessary.

Our Summary Financials have been modified as set forth below.

Previous Summary

SUMMARY FINANCIAL INFORMATION

		PROBE MANUFACTURING INDUSTRIES
		SUMMARY OPERATING INFORMATION
		FISCAL YEAR ENDED DECEMBER 31,

	2004	2003	2002	2001

SALES	$6,204,957	$6,455,728	$6,866,068	$17,993,905

NET INCOME (LOSS)	$ (918,590)	$(1,244,761)	$ (1,513,846)	$25,530

LOSS PER SHARE (DILUTED POST REVENUE)	$(91.86)	$(124.48)	$ (151.38)	$2.55

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING (POST REVENUE)	10,000	10,000	10,000	10,000

		SUMMARY BALANCE SHEET INFORMATION
		AT DECEMBER 31,

	2004	2003	2002	2001

WORKING CAPITAL	$(564,310)	$(2,892,360)	$(1,852,838)	$(888,765)

TOTAL ASSETS	$1,982,940	$2,417,516	$2,712,420	$2,944,636

TOTAL LIABILITIES	$2,995,378	$5,046,352	$4,110,729	$2,966,687

STOCKHOLDERS EQUITY (DEFICIT)	$(1,012,438)	$(2,628,836)	$(1,398,309)	$(22,051)
	$(1,012,438)	$(2,628,836)	$(1,398,309)	$(22,051)

Amended Summary on Pages 7 and 8

SUMMARY FINANCIAL INFORMATION

		PROBE MANUFACTURING INDUSTRIES
		SUMMARY OPERATING INFORMATION
		FISCAL YEAR ENDED DECEMBER 31,

	2004	2003	2002	2001

SALES	$6,204,957	$6,455,728	$6,866,068	$17,993,905

NET INCOME (LOSS)	$ (918,590)	$(1,244,761)	$ (1,513,846)	$25,530

LOSS PER SHARE (DILUTED POST REVENUE)	$(91.86)	$(124.48)	$ (151.38)	$2.55

		SUMMARY BALANCE SHEET INFORMATION
		AT DECEMBER 31,

	2004	2003	2002	2001

WORKING CAPITAL	$(564,310)	$(2,892,360)	$(1,852,838)	$(888,765)

TOTAL ASSETS	$1,982,940	$2,417,516	$2,712,420	$2,944,636

TOTAL LIABILITIES	$2,995,378	$5,046,352	$4,110,729	$2,966,687

STOCKHOLDERS EQUITY (DEFICIT)	$(1,012,438)	$(2,628,836)	$(1,398,309)	$(22,051)
	$(1,012,438)	$(2,628,836)	$(1,398,309)	$(22,051)

		WEIGHTED AVERAGE
		NUMBER OF SHARES CALCULATION

2004 Month	New Shares Issued	Shares Redeemed	Outstanding Number of Shares	Number of Months Outstanding	Weighted Avg
Jan			10,000	12	10,000
Feb	-		10,000	11	-
Mar	-		10,000	10	-
Apr	-		10,000	9	-
May	5,990,000		6,000,000	8	3,993,333
Jun	125,000		6,125,000	7	72,917
Jul	262,500		6,387,500	6	131,250
Aug	68,750		6,456,250	5	28,646
Sep	137,500		6,593,750	4	45,833
Oct	568,750		7,162,500	3	142,188
Nov	162,500		7,325,000	2	27,083
Dec	288,125	(5,000,000)	2,613,125	1	(392,656)

Weighted Average Shares as of 12/31/2004					4,058,594

Comment 14

Please revise your subheadings so that they better summarize the risks discussed.  Currently, many of your subheadings do not summarize the actual or all risks discussed.  Examples include, “We have an accumulated deficit…” and “If we lose key senior management personnel…”

We have attempted to modify all our subheadings so that they better summarize the risks discussed.  The risk section can be found on pages 8-18 in the amended registration statement.  Per your comment we specifically changed the two of the risk subheadings as stated below.

Previous Text

WE HAVE AN ACCUMULATED DEFICIT AND MAY INCUR ADDITIONAL LOSSES, THEREFORE WE MAY NOT BE ABLE TO MEET OUR DEBT SERVICE OBLIGATIONS.

IF WE LOSE KEY SENIOR MANAGEMENT PERSONNEL OUR BUSINESS COULD BE NEGATVIELY AFFECTED.

Amended Text on Page 9 and 14 respectively.

WE HAVE AN ACCUMULATED DEFICIT AND MAY INCUR ADDITIONAL LOSSES, THEREFORE WE MAY NOT BE ABLE TO OBTAIN THE ADDITIONAL FINANCING NEEDED FOR WORKING CAPITAL, CAPITAL EXPEDITURES AND TO MEET OUR DEBT SERVICE OBLIGATIONS.

WE CURRENTLY DO NOT HAVE LONG TERM CONTRACTS WITH OUR EXECUTIVE OFFICERS AND IF WE LOSE KEY SENIOR MANAGEMENT PERSONNEL OUR BUSINESS COULD BE NEGATVIELY AFFECTED. FURTHER, WE WILL NEED TO RECRUIT AND RETAIN ADDITIONAL SKILLED MANAGEMENT PERSONNEL AND IF WE ARE NOT ABLE TO DO SO, OUR BUSINESS AND OUR ABILITY TO CONTINUE TO GROW COULD BE HARMED.

Comment 15& 16

Comment #15

The second paragraph largely repeats the information provided in the first paragraph.  Please revise to eliminate any redundancy.

Comment #16

The MD&A section indicates that the auditor concluded your ability to continue as a going concern is conditioned on the receipt of additional funding “and/or” the reduction of operating costs.  Your risk factor mentions only the receipt of additional funding.  Please revise to reconcile this inconsistency.

We have modified the risk section pertaining to our independent accounts having issued a going concern opinion….as stated below.

Previous Text

OUR INDEPENDENT ACCOUNTANTS HAVE ISSUED A GOING CONCERN OPINION AND IF WE CANNOT OBTAIN  ADDITIONAL FINANCING, WE MAY HAVE TO CURTAIL OPERATIONS AND  MAY ULTIMATELY  CEASE  TO  EXIST.

Our audited financial statements for the twelve months ended December 31, 2004 reflect a net loss of ($918,590) and negative cash flows from operations of ($1,210,016).  These conditions require sufficient additional funding or alternative sources of capital to meet our working capital needs.  We currently receive capital under six different revolving lines of credit from eFund Capital Partners, LLC, Ashford Capital, LLC, Edward Lassiter, Bill Duncan, Rufina Paniego and the Benner Exemption Trust that allows us to draw up to $725,000 and anticipate we will continue to be able to have access to the money through the revolving lines of credit. As of July 18, 2005, we have drawn on $500,000 of our revolving credit lines and only have $225,000 left upon which to draw.  These conditions raised substantial doubt about our ability to continue as a going concern if we do not acquire sufficient additional funding or alternative sources of capital to meet our working capital needs.  Unless we obtain additional financing through operations, investment capital or otherwise, there is significant doubt we will be able to meet our obligations as they come due and will be unable to execute our business strategy.  However, if we are not able to draw down on or use the funds available in the revolving lines of credit and cannot raise funds on acceptable terms, or achieve positive cash flow, we may be forced to curtail operations or may ultimately cease to exist.

As of December 31, 2004 our monthly operating costs and interest expenses averaged $616,497.91 per month.  As income from operations is not sufficient to meet these expenses, we must depend on other sources of capital to fund our operations.  We currently receive capital under six different revolving lines of credit from eFund Capital Partners, LLC, Ashford Capital, LLC, Edward Lassiter, Bill Duncan, Rufina Paniego and the Benner Exemption Trust that allows us to draw up $725,000 and anticipate we will continue to be able to have access to the money through the revolving lines of credit.  As of March 25,2 005 we have drawn on $500,000 of our revolving credit lines and only have $225,000 left upon which to draw.  Therefore, the funds available may not be sufficient to sustain our operations if we experience a slow down of customer orders, if one of our customers decides to terminate our agreement or other adverse economic effect.  There can be no assurance that we will be successful in obtaining additional capital.  If we issue additional shares in connection with debt or equity financing, this will serve to dilute the value of our common stock and existing shareholders’ positions.  If we are unsuccessful in obtaining additional funding to finance our operations, there is a serious doubt that we will be able to continue as a going concern and we may be forced to seek the protection of bankruptcy laws.

Amended Text on Page 8 and 9.

OUR INDEPENDENT ACCOUNTANTS HAVE ISSUED A GOING CONCERN OPINION AND IF WE CANNOT OBTAIN ADDITIONAL FINANCING AND/OR REDUCE OUR OPERATING COSTS SUFFICENTLY, WE MAY HAVE TO CURTAIL OPERATIONS AND  MAY ULTIMATELY  CEASE  TO  EXIST.

Our audited financial statements for the twelve months ended December 31, 2004 reflect a net loss of ($918,590) and negative cash flows from operations of ($1,988,245). For the six months ended June 30, 3005 our un-audited financial statements reflect a net loss of (321,648) and negative cash flows from operations of ($338,281).   These conditions require sufficient additional funding or alternative sources of capital to meet our working capital needs.  We currently receive capital under six different revolving lines of credit from eFund Capital Partners, LLC, Ashford Capital, LLC, Edward Lassiter, Bill Duncan, Rufina Paniego and the Benner Exemption Trust that allows us to draw up to $725,000 and anticipate we will continue to be able to have access to the money through the revolving lines of credit. As of October 3, 2005, we have drawn on $630,000 of our revolving credit lines and only have $95,000 left upon which to draw.  These conditions raised substantial doubt about our ability to continue as a going concern if we do not acquire sufficient additional funding and/or we cannot reduce our operating costs sufficiently to meet our working capital needs.  Unless we obtain additional financing through operations, investment capital or otherwise, there is significant doubt we will be able to meet our obligations as they come due and will be unable to execute our business strategy, therefore,  we may be forced to curtail operations or may ultimately cease to exist.

October 3, 2005

Comment 17

Please quantify your debt service requirements and the cash needed to meet those requirements.

We have addressed the comment as stated below.

Previous Text.

WE HAVE AN ACCUMULATED DEFICIT AND MAY INCUR ADDITIONAL LOSSES, THEREFORE WE MAY NOT BE ABLE TO MEET OUR DEBT SERVICE OBLIGATIONS.

As of December 31, 2004, we had liabilities of ($2,995,378). Our debt could limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, or other purposes in the future, as needed; to plan for, or react to, changes in technology and in our business and competition; and to react in the event of an economic downturn.

We may not be able to meet our debt service obligations. If we are unable to generate sufficient cash flow or obtain funds for required payments, or if we fail to comply with covenants in our revolving lines of credit, we will be in default.

Amended Text on Page 9.

WE HAVE AN ACCUMULATED DEFICIT AND MAY INCUR ADDITIONAL LOSSES, THEREFORE WE MAY NOT BE ABLE TO OBTAIN THE ADDITIONAL FINANCING NEEDED FOR WORKING CAPITAL, CAPITAL EXPEDITURES AND TO MEET OUR DEBT SERVICE OBLIGATIONS.

As of December 31, 2004, we had liabilities of ($2,995,378) and for the six months ended June 30, 2005 we had liabilities of ($3,400,767). Our debt service requirements for 2005 consist of ($350,296) in loan payments and  ($133,845) in capital lease obligations for a total of ($484,141). Our debt could limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, or other purposes in the future, as needed; to plan for, or react to, changes in technology and in our business and competition; and to react in the event of an economic downturn.

We may not be able to meet our debt service obligations. If we are unable to generate sufficient cash flow or obtain funds for required payments, or if we fail to comply with covenants in our revolving lines of credit, we will be in default.

Comment 18

If you do not have any long-term supply agreements with your suppliers, pelase disclose that fact in the risk factor discussion.

We have addressed the comment as stated below.

Previous Text

WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS TO PROCURE OUR PARTS FOR PRODUCTION WHICH IF AVAILABILITY OF PRODUTS BECOMES COMPROMISED IT COULD ADD TO OUR COST OF GOODS SOLD AND AFFECT OUR REVENUE GROWTH.

We depend upon a number of suppliers for our products. There is an inherent risk that certain products will be unavailable for prompt delivery or, in some cases, discontinued.  We will have only limited control over any third-party manufacturer as to quality controls, timeliness of production and deliveries and various other factors.  Should the availability of products be compromised, it could force us to develop alternative products, which could add to the cost of goods sold and compromise delivery commitments.

Amended Text on Page 10.

WE MAY BE ADVERSELY AFFECTED BY SHORTAGES OF REQUIRED ELECTRONIC COMPONENTS.   IN ADDITION, WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS TO PROCURE OUR PARTS FOR PRODUCTION WHICH IF AVAILABILITY OF PRODUTS BECOMES COMPROMISED IT COULD ADD TO OUR COST OF GOODS SOLD AND AFFECT OUR REVENUE GROWTH.

At various times, there have been shortages of some of the electronic components that we use, as a result of strong demand for those components or problems experienced by suppliers. These unanticipated component shortages have resulted in curtailed production or delays in production, which prevented us from making scheduled shipments to customers in the past and may do so in the future. Our inability to make scheduled shipments could cause us to experience a reduction in our sales and an increase in our costs and could adversely affect our relationship with existing customers as well as prospective customers. Component shortages may also increase our cost of goods sold because we may be required to pay higher prices for components in short supply and redesign or reconfigure products to accommodate substitute components. As a result, component shortages could adversely affect our operating results for a particular period due to the resulting revenue shortfall and increased manufacturing or component costs.  In addition, we depend upon a number of major suppliers for our products.  We do not have long-term agreements with our major suppliers, except for our purchase orders.   There is an inherent risk that certain products will be unavailable for prompt delivery or, in some cases, discontinued.  We will have only limited control over any third-party manufacturer as to quality controls, timeliness of production and deliveries and various other factors.  Lack of long-term agreement with our major suppliers could also impact material availability and could delay shipments.  Should the availability of products be compromised, it could also force us to develop alternative products, which could add to the cost of goods sold and compromise delivery commitments.

Comment 19

We note the reference to “any shares issued to [your principal shareholders, directors, and executive officers] under various revolving credit facilities.”  In your response letter, please describe the nature and terms of these revolving credit facilities, particularly with respect to the possible issuance of “shares.”

The company has secured lines of credit from our shareholder, directors and executive officers that total $725,000, with the following terms:

eFund Capital Partners, LLC -   $150,000  @ 15% interest, 10% paid in cash and 5% paid in the form of common stock @ .80 per share.  There is currently an outstanding balance of $125,000 and we have issued 2,772 shares of common stock as interest as of as September 20, 2004.

Rufina V. Paniego -   $75,000 @ 15% interest, 10% paid in cash and 5% paid in the form of common stock @ .80 per share. There is currently an outstanding balance of $75,000 and we have issued3,041 shares of common stock as interest as of September 20, 2004.

Ashford Capital - $150,000 @ 15% interest, 10% paid in cash and 5% paid in the form of common stock @ .80 per share. There is currently an outstanding balance of $100,000 and we have issued 4,320 shares of common stock as interest as of September 20, 2004.

Benner Exemption Trust  - $200,000  @ 15% interest, 10% paid in cash and 5% paid in the form of common stock @ .80 per share. . There is currently an outstanding balance of $100,000 and we have issued 3,192 shares of common stock as interest as of September 20, 2004.

Edward Lassiter  -  $100,000  @ 15% interest, 10% paid in cash and 5% paid in the form of common stock @ .80 per share. There is currently an outstanding balance of $100,000 and we have issued 2,102 shares of common stock as interest as of September 20, 2004.

William Duncan  - $50,000  @ 15% interest, 10% paid in cash and 5% paid in the form of common stock @ .80 per share.  There is currently an outstanding balance of $50,000 and we have issued 868 shares as interest as of September 20, 2004.

The holders of the notes do not have discretion in deciding weather to accept interest in the form of cash or common stock.  None of the stock issued as interest pursuant to the lines of credit is being registered under this prospectus or being offered for resale.

Comment 20

Please discuss with more specificity how the listed factors could harm your customers and, in turn, your business.  The current discussion is generic and could apply to any company in any industry.

We have addressed the comment as stated below.

Previous Text

WE DEPEND ON LOW TO MEDIUM VOLUME HIGH MIX TECHNOLOGY PRODUCTS THAT ARE BUILT DOMESTICALLY.  THESE APPLICATIONS INCLUDE INDUSTRIAL INSTRUMENTATION AND SCIENTIFIC COMMUNICATION, SEMICONDUCTOR AND AUTOMOTIVE PRODUCTS, WHICH CONTINUALLY PRODUCE TECHNOLOGICALLY ADVANCED PRODUCTS WITH SHORT LIFE CYCLES; OUR INABILITY TO CONTINUALLY MANUFACTURE SUCH PRODUCTS ON A COST-EFFECTIVE BASIS COULD HARM OUR BUSINESS.

During the twelve months ended December 31, 2004, we derived approximately 30% of our revenues from customers in the industrial product sector, whose products include adhesive dispensing equipment, motion controllers; approximately 40% of our revenues from customers in the semiconductor industry, whose products include mass flow controllers, and evaluation modules for integrated circuit manufactures; approximately 19% of our revenues from providers of communications infrastructure, whose products include equipment for optical networks, cellular base stations, radio frequency devices, telephone exchange and access switches and broadband devices; approximately 3% of our revenues from the automotive industry, whose products are electronic control units for alternative fuel systems.  The remaining 8% of our revenues was derived from customers in a variety of other industries, including the medical, consumer and military industries.

Factors affecting these industries in general could seriously harm our customers and, as a result, us. These factors include:

•

rapid changes in technology, which result in short product life cycles;

•

seasonality of demand for our customers’ products;

•

the inability of our customers to successfully market their products, and the failure of these products to gain widespread commercial acceptance; and

•

recessionary periods in our customers’ markets

Amended Text on Page 11.

WE DEPEND ON LOW TO MEDIUM VOLUME HIGH MIX TECHNOLOGY PRODUCTS THAT ARE BUILT DOMESTICALLY.  THESE APPLICATIONS INCLUDE INDUSTRIAL INSTRUMENTATION AND SCIENTIFIC COMMUNICATION, SEMICONDUCTOR AND AUTOMOTIVE PRODUCTS, WHICH CONTINUALLY PRODUCE TECHNOLOGICALLY ADVANCED PRODUCTS WITH SHORT LIFE CYCLES; OUR INABILITY TO CONTINUALLY MANUFACTURE SUCH PRODUCTS ON A COST-EFFECTIVE BASIS COULD HARM OUR BUSINESS.

During the twelve months ended December 31, 2004 and for the six months ended June 30, 2005, we derived approximately 30% of our revenues from customers in the industrial product sector, whose products include adhesive dispensing equipment, motion controllers; approximately 40% of our revenues from customers in the semiconductor industry, whose products include mass flow controllers, and evaluation modules for integrated circuit manufactures; approximately 19% of our revenues from providers of communications infrastructure, whose products include equipment for optical networks, cellular base stations, radio frequency devices, telephone exchange and access switches and broadband devices; approximately 3% of our revenues from the automotive industry, whose products are electronic control units for alternative fuel systems.  The remaining 8% of our revenues was derived from customers in a variety of other industries, including the medical, consumer and military industries.

Factors affecting these industries in general could seriously harm our customers and, as a result, us. These factors include:

•

Rapid changes in technology, which result in short product life cycles, often reduce the volume and market share for our customers and ultimately us. It will lead to the loss of previous design wins and frequent new product introductions and substantial development costs. This could result in loss of revenue and it could adversely affect our operating income.

•

Seasonality of demand for our customers’ products would force our customers to manage their inventories for seasonal variations and inventory management and excess build ups. Customers could dramatically increase their request for production quantities, which could cause lead time problems with getting the components or we may not be able to build enough products which could have loss of revenue for our customers. As a result we could lose these customers and it would adversely affect our projected sales. If the projected sales will not materialize, we will have loss of revenue and reduced margins.  Any cancellation or delay in production would also have the same adverse effect on our sales projections and profitability.

•

The inability of our customers to successfully market their products, and the failure of these products to gain widespread commercial acceptance; could effect their long term business plans and sales.  Our success depends upon the ability of our customers to successfully market their products and if they fail, it could result in cancellations or rescheduling orders lower sales volume and operating income.

Recessionary periods in our customers’ markets will affect both our customers and our overall business output. It would require dramatic changes to the overall business model, layoffs and major adjustments to the business overhead.  If we fail to adjust to new recessionary environment, our business would be adversely affected and we may not be able to compete successfully against other companies in our industry and achieve profitability.

Comment 21

We note that your ODM products may compete with the products of OEMs.  Given that your business provides advanced electronics manufacturing services to OEMs, as noted in the summary, consider including a separate risk factor discussing the risks created by the fact that your ODM products may compete with the products of you OEM customers.  We note, for example, disclosure on page 42 that you already compete with current and prospective customers.

We have added the following risk disclosure.

Amended Text on Page 13.

OUR ODM PRODUCTS CURRENTLY COMPETE WITH CURRENT AND PROSPECTIVE PRODUCTS OF OUR OEM CUSTOMERS WHICH COULD PROVOKE OUR CUSTOMERS TO CEASE ITS BUSINESS RELATIONSHIP WITH US AND WE MAY INCUR SIGNIFICANT LOSES AS A RESULT.

Flexibility and time to market are now forcing our OEM customers to turn to us for Outside Design Manufacturing (ODM) services. As a result we could begin to compete with our OEMs products. OEMs are aware that they are financing future competition, but they have no choice if they are to compete in today’s existing market. However, some of these customers could terminate their relationship with us and seek an injunction against or future us of their underlying technology in our ODM product, which could result in loss of these customers and loss of revenue for Probe.

Furthermore, if we continue to produce our ODM products we could also face allegations of patent infringement and trademark infringement by our customers. In the event of an infringement claim against us, we would absorb substantial costs in defending the claim and if we lose we have to pay the amount of any resulting adverse final judgment against us or settlement. This could have an adverse effect on our business both with our profitability and reputation in the market.

Comment 22

Because your business appears to depend substantially on sales to your five largest customers, please file all material agreements with these customers as exhibits to the registration statement and disclose the material terms of the agreements later in your document, including the identities of the customers.  See Item 601(b)(10)(i)(B) of Regulation S-B.

We do not have long term contracts with any of our customers.  However, we have attached the sample purchase order agreements as exhibits with our submission.  Please see exhibits 10.19 thru 10.22.

Comment 23

In the appropriate section, please disclose the termination and renewal provisions in any contracts with you principal customers.  If these contracts are expected to terminate in the near future, please disclose the expected termination dates.  If you do not have any long-term agreements with your principal customers, please disclose this fact in the risk factor discussion.

We have addressed the comment as stated below.

Previous Text

THE MAJORITY OF OUR SALES COME FROM A SMALL NUMBER OF CUSTOMERS; IF WE LOSE ANY OF THESE CUSTOMERS, OUR SALES COULD DECLINE SIGNIFICANTLY.

Sales to our five largest customers have represented a significant percentage of our net sales in recent periods. Our five largest customers accounted for approximately 86% and 79% of net sales during the twelve months ended December 31, 2004 and December 31, 2003 respectively.

Our principal customers have varied from year to year, and our principal customers may not continue to purchase services from us at current levels, if at all. Significant reductions in sales to any of these customers, or the loss of major customers, would seriously harm our business. If we are not able to timely replace expired, canceled or reduced contracts with new business, our revenues could be harmed.

Amended Text on Pages 13 and 14.  The pertinent text has been underlined below.

THE MAJORITY OF OUR SALES COME FROM A SMALL NUMBER OF CUSTOMERS WITH WHOM WE DO NOT HAVE LONG TERM CONTRACTS; IF WE LOSE ANY OF THESE CUSTOMERS, OUR SALES COULD DECLINE SIGNIFICANTLY.

Sales to our five largest customers have represented a significant percentage of our net sales in recent periods. Our five largest customers accounted for approximately 86% and 79% of net sales during the six twelve months ended December 31, 2004 and December 31,2003 respectively.

Our principal customers have varied from year to year, and our principal customers may not continue to purchase services from us at current levels, if at all. Significant reductions in sales to any of these customers, or the loss of major customers, would seriously harm our business. If we are not able to timely replace expired, canceled or reduced contracts with new business, our revenues could be harmed.

The part number, quantity,  price, workmanship standards, and scheduled delivery dates of the Products to be Manufactured are determined by written purchase orders given by our customers and accepted or confirmed by us in writing or via email.  We agree to deliver the Products manufactured pursuant to each purchase order in accordance with the terms and conditions set forth in the purchase order. Probe manufactures hundreds of different types of assemblies on an ongoing basis and each product has a purchase order associated with it.  Please see attcahed filing of several samples of these purchase orders.

We do not have any long term agreements with our customers, and our principal customers may not continue to purchase services from us. The duration of a purchase order is usually from 30 to 90 days. These purchase orders could be cancelled or rescheduled at any time. Significant reductions in sales to any of these customers would reduce our projected sales, adversely affect our profits, and seriously harm our business.

Our top five customers include, Celerity Group, Newport Corporation, Asymtek Corporation, Jetline Engineering, and Apogee.

Comment 24

The latter half of the discussion appears to mitigate the risks stemming from currency fluctuations. Please revise to focus on the risks, not the mitigating factors.

We removed the mitigating language from the risk disclosure as stated below.

Previous Text

WE ARE EXPOSED TO FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES BECAUSE WE PROCURE PRODUCTS FROM SUPPLIERS IN FOREIGN COUNTRIES AND AS A RESULT OF THE VOLATILITY IN THE EXCHANGE RATES BETWEEN THE FOREIGN

CURRENCIES AND THE FUNCTIONAL CURRENCIES OF OUR ENTITIES COULD SERIOUSLY HARM OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

We transact business in various foreign countries because we procure products from suppliers in foreign countries. As a result, we are exposed to fluctuations in foreign currencies. We have currency exposure arising from both sales and purchases denominated in currencies other than the functional currencies of our entities. Volatility in the exchange rates between the foreign currencies and the functional currencies of our entities could seriously harm our business, operating results and financial condition. We try to manage our foreign currency exposure by entering into foreign exchange forward contracts. Mainly, we enter into foreign exchange forward contracts intended to reduce the short-term impact of foreign currency fluctuations on current assets and liabilities denominated in foreign currency. These exposures are primarily, but not limited to, cash, receivables, payables and inter-company balances, in currencies other than the functional currency unit of the operating entity. We will first evaluate and, to the extent possible, use non-financial techniques, such as currency of invoice, leading and lagging payments, receivable management or local borrowing to reduce transaction exposure before taking steps to minimize remaining exposure with financial instruments. Foreign exchange forward contracts are treated as cash flow hedges and such contracts generally expire within three months. The credit risk of these forward contracts is minimal since the contracts are with large financial institutions. The gains and losses on forward contracts generally offset the gains and losses on the assets, liabilities and transactions hedged.

Amended Text on Page 14 and 15.

WE ARE EXPOSED TO FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES BECAUSE WE PROCURE PRODUCTS FROM SUPPLIERS IN FOREIGN COUNTRIES AND AS A RESULT OF THE VOLATILITY IN THE EXCHANGE RATES BETWEEN THE FOREIGN CURRENCIES AND THE FUNCTIONAL CURRENCIES OF OUR ENTITIES COULD SERIOUSLY HARM OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

We transact business in various foreign countries because we procure products from suppliers in foreign countries. As a result, we are exposed to fluctuations in foreign currencies. We have currency exposure arising from both sales and purchases denominated in currencies other than the functional currencies of our entities. Volatility in the exchange rates between the foreign currencies and the functional currencies of our entities could seriously harm our business, operating results and financial condition. These exposures are primarily, but not limited to, cash, receivables, payables and inter-company balances, in currencies other than the functional currency unit of the operating entity. Foreign exchange forward contracts are treated as cash flow hedges and such contracts generally expire within three months.

Comment 25

Please delete the mitigating disclosure regarding the Pro-Source litigation.

The risk disclosure was removed to avoid redundancy and the litigation risks are discussed on page 31 under the heading “Legal Proceedings.”  The mitigating language pertaining to the Pro-Source litigation was removed.

Comment 26

The risk factor discussion appears to repeat information provided in the risk factor “We depend on a limited number of suppliers…” on page 12.  Please combine the risk factors and eliminate any redundant information.

The two risk factors have been combined and the amended text reads as follows:

Amended Text on Page 10.

WE MAY BE ADVERSELY AFFECTED BY SHORTAGES OF REQUIRED ELECTRONIC COMPONENTS.   IN ADDITION, WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS TO PROCURE OUR PARTS FOR PRODUCTION WHICH IF AVAILABILITY OF PRODUTS BECOMES COMPROMISED IT COULD ADD TO OUR COST OF GOODS SOLD AND AFFECT OUR REVENUE GROWTH.

At various times, there have been shortages of some of the electronic components that we use, as a result of strong demand for those components or problems experienced by suppliers. These unanticipated component shortages have resulted in curtailed production or delays in production, which prevented us from making scheduled shipments to customers in the past and may do so in the future. Our inability to make scheduled shipments could cause us to experience a reduction in our sales and an increase in our costs and could adversely affect our relationship with existing customers as well as prospective customers. Component shortages may also increase our cost of goods sold because we may be required to pay higher prices for components in short supply and redesign or reconfigure products to accommodate substitute components. As a result, component shortages could adversely affect our operating results for a particular period due to the resulting revenue shortfall and increased manufacturing or component costs.  In addition, we depend upon a number of major suppliers for our products.  We do not have long-term agreements with our major suppliers, except for our purchase orders.   There is an inherent risk that certain products will be unavailable for prompt delivery or, in some cases, discontinued.  We will have only limited control over any third-party manufacturer as to quality controls, timeliness of production and deliveries and various other factors.  Lack of long-term agreement with our major suppliers could also impact material availability and could delay shipments.  Should the availability of products be compromised, it could also force us to develop alternative products, which could add to the cost of goods sold and compromise delivery commitments.

Comment 27

This risk factor discussion appears to repeat information already provided in the risk factor “We depend on low to medium volume high mix technology products…”  Please combine the risk factors and eliminate any redundant information.

The two risk factors have been combined and the amended text reads as follows:

Amended Text on Pages 11 and 12.

WE DEPEND ON LOW TO MEDIUM VOLUME HIGH MIX TECHNOLOGY PRODUCTS THAT ARE BUILT DOMESTICALLY.  THESE APPLICATIONS INCLUDE INDUSTRIAL INSTRUMENTATION AND SCIENTIFIC COMMUNICATION, SEMICONDUCTOR AND AUTOMOTIVE PRODUCTS, WHICH CONTINUALLY PRODUCE TECHNOLOGICALLY ADVANCED PRODUCTS WITH SHORT LIFE CYCLES; OUR INABILITY TO CONTINUALLY MANUFACTURE SUCH PRODUCTS ON A COST-EFFECTIVE BASIS COULD HARM OUR BUSINESS.

During the twelve months ended December 31, 2004 and for the six months ended June 30, 2005, we derived approximately 30% of our revenues from customers in the industrial product sector, whose products include adhesive dispensing equipment, motion controllers; approximately 40% of our revenues from customers in the semiconductor industry, whose products include mass flow controllers, and evaluation modules for integrated circuit manufactures; approximately 19% of our revenues from providers of communications infrastructure, whose products include equipment for optical networks, cellular base stations, radio frequency devices, telephone exchange and access switches and broadband devices; approximately 3% of our revenues from the automotive industry, whose products are electronic control units for alternative fuel systems.  The remaining 8% of our revenues was derived from customers in a variety of other industries, including the medical, consumer and military industries.

Factors affecting these industries in general could seriously harm our customers and, as a result, us. These factors include:

•

Rapid changes in technology, which result in short product life cycles, often reduce the volume and market share for our customers and ultimately us. It will lead to the loss of previous design wins and frequent new product introductions and substantial development costs. This could result in loss of revenue and it could adversely affect our operating income.

•

Seasonality of demand for our customers’ products would force our customers to manage their inventories for seasonal variations and inventory management and excess build ups. Customers could dramatically increase their request for production quantities, which could cause lead time problems with getting the components or we may not be able to build enough products which could have loss of revenue for our customers. As a result we could lose these customers and it would adversely affect our projected sales. If the projected sales will not materialize, we will have loss of revenue and reduced margins.  Any cancellation or delay in production would also have the same adverse effect on our sales projections and profitability.

•

The inability of our customers to successfully market their products, and the failure of these products to gain widespread commercial acceptance; could effect their long term business plans and sales.  Our success depends upon the ability of our customers to successfully market their products and if they fail, it could result in cancellations or rescheduling orders lower sales volume and operating income.

•

Recessionary periods in our customers’ markets will affect both our customers and our overall business output. It would require dramatic changes to the overall business model, layoffs and major adjustments to the business overhead.  If we fail to adjust to new recessionary environment, our business would be adversely affected and we may not be able to compete successfully against other companies in our industry and achieve profitability.

Comment 28

Please expand your discussion of any known factors that management currently believes may affect the “new outsourcing opportunities.”  Readers should get a better sense of the likelihood of the occurrence of the described risks.

The risk factor has been modified as stated below.

Previous Text

WE DEPEND ON THE CONTINUING TREND OF OUTSOURCING BY OEMS, IF THIS TREND CHANGES OR DECLINES OUR BUISSESS COULD BE SIGNIFICANTLY HARMED.

Future growth in our revenue depends on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs. To the extent that these opportunities are not available, either because OEMs decide to perform these functions internally or because they use other providers of these services, our future growth would be limited.

Amended Text on Page 15.

WE DEPEND ON THE CONTINUING TREND OF OUTSOURCING BY OEMS, IF THIS TREND CHANGES OR DECLINES OUR BUSINESS COULD BE SIGNIFICANTLY HARMED.

Future growth in our revenue depends on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs. Although, in today’s economic climate outsourcing is the trend, in the course of business decision OEMs must make a decision whether to build their products in house or outsource it.  Lack of capacity by outsourcing companies, or protectionist policies could effect OEMs decision to build in house instead of outsourcing.  However, growing complexity of electronics packaging requires additional equipment and expertise.  If the OEM decides to build its product in-house, they have to invest in capital equipment and expertise.  To the extent that outsourcing opportunities stay in-house and are not available, our future growth would be limited.

Comment 29

Please explain in a clearer manner how the penny stock restrictions will limit shareholders’ ability to resell the common stock.  For example, you should explain in a clearer manner why shareholders may find it “more difficult” to resell the shares.

The risk factor has been modified as stated below.

Previous Text

ANY MARKET THAT DEVELOPS IN SHARES OF OUR COMMON STOCK WILL BE SUBJECT TO THE PENNY STOCK RESTRICTIONS WHICH WILL CREATE A LACK OF LIQUIDITY AND MAKE TRADING DIFFICULT OR IMPOSSIBLE.

Until our shares of common stock qualify for inclusion in the NASDAQ system, if ever, the trading of our securities, if any, will be in the over-the-counter markets which are commonly referred to as the OTCBB as maintained by the NASD. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of our securities.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks (generally) are equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on NASDAQ, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. Prior to a transaction in a penny stock, a broker-dealer is required to:

•

Deliver a standardized risk disclosure document prepared by the SEC;

•

Provide the customer with current bid and offer quotations for the penny stock;

•

Explain the compensation of the broker-dealer and its salesperson in the transaction;

•

Provide monthly account statements showing the market value of each penny stock held in the customer's account;

•

Make a special written determination that the penny stock is a suitable investment for the purchaser and receives the purchaser's; and

•

Provide a written agreement to the transaction.

•

These requirements may have the effect of reducing the level of trading activity in the secondary market for our stock. Because our shares are subject to the penny stock rules, you may find it more difficult to sell your shares.

Amended Text on Page 17 as underlined below.

ANY MARKET THAT DEVELOPS IN SHARES OF OUR COMMON STOCK WILL BE SUBJECT TO THE PENNY STOCK RESTRICTIONS WHICH WILL CREATE A LACK OF LIQUIDITY AND MAKE TRADING DIFFICULT OR IMPOSSIBLE.

Until our shares of common stock qualify for inclusion in the NASDAQ system, if ever, the trading of our securities, if any, will be in the over-the-counter markets which are commonly referred to as the OTCBB as maintained by the NASD. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of our securities.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks (generally) are equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on NASDAQ, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. Prior to a transaction in a penny stock, a broker-dealer is required to:

•

Deliver a standardized risk disclosure document prepared by the SEC;

•

Provide the customer with current bid and offer quotations for the penny stock;

•

Explain the compensation of the broker-dealer and its salesperson in the transaction;

•

Provide monthly account statements showing the market value of each penny stock held in the customer's account;

•

Make a special written determination that the penny stock is a suitable investment for the purchaser; and

•

Provide a written agreement to the transaction.

These requirements may have the effect of reducing the level of trading activity in the secondary market for our stock. Because our shares are subject to the penny stock rules, you may find it more difficult to sell your shares.  The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.

Comment 30

Please delete any language that suggests your securities are currently traded in a public market (e.g., “Even though our securities are quoted on the Over-the-Counter Bulletin Board…”).

The risk factor has been modified as stated below.

Previous Text

IF AND WHEN OUR SECURITIES BECOME QUOTED ON THE OVER-THE-COUNTER BULLETIN BOARD OR OTHER EXCHANGE OUR SECURITIES MAY BE THINLY TRADED WHICH MAY NOT PROVIDE LIQUIDITY FOR OUR INVESTORS

If our securities are quoted on the Over-the-Counter Bulletin Board or other exchange our securities may be thinly traded which may not provide liquidity for our investors. The Over-the-Counter Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASDAQ Stock Market or national or regional exchanges. Securities traded on the Over-the-Counter Bulletin Board are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts. The Securities and Exchange Commission's order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the Over-the-Counter Bulletin Board. Quotes for stocks included on the Over-the-Counter Bulletin Board are not listed in newspapers. Therefore, prices for securities traded solely on the Over-the-Counter Bulletin Board may be difficult to obtain and holders of our securities may be unable to resell their securities at or near their original acquisition price, or at any price.

Investors must contact a broker-dealer to trade over-the-counter bulletin board securities. As a result, you may not be able to buy or sell our securities at the times that you may wish. Even though our securities are quoted on the Over-the-Counter Bulletin Board, the Over-the-Counter Bulletin Board may not permit our investors to sell securities when and in the manner that they wish. Because there are no automated systems for negotiating trades on the Over-the-Counter Bulletin Board, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders to buy or sell a specific number of shares at the current market price it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and its execution.

Amended Text on Pages 17 and 18 as underlined below.

IF AND WHEN OUR SECURITIES BECOME QUOTED ON THE OVER-THE-COUNTER BULLETIN BOARD OR OTHER EXCHANGE OUR SECURITIES MAY BE THINLY TRADED WHICH MAY NOT PROVIDE LIQUIDITY FOR OUR INVESTORS.

If our securities become quoted on the Over-the-Counter Bulletin Board or other exchange our securities may be thinly traded which may not provide liquidity for our investors.  The Over-the-Counter Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASDAQ Stock Market or national or regional exchanges. Securities traded on the Over-the-Counter Bulletin Board are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts. The Securities and Exchange Commission's order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the Over-the-Counter Bulletin Board. Quotes for stocks included on the Over-the-Counter Bulletin Board are not listed in newspapers. Therefore, prices for securities traded solely on the Over-the-Counter Bulletin Board may be difficult to obtain and holders of our securities may be unable to resell their securities at or near their original acquisition price, or at any price.

Investors must contact a broker-dealer to trade over-the-counter bulletin board securities. As a result, you may not be able to buy or sell our securities at the times that you may wish.  Even if our securities become quoted on the Over-the-Counter Bulletin Board, the Over-the-Counter Bulletin Board may not permit our investors to sell securities when and in the manner that they wish. Because there are no automated systems for negotiating trades on the Over-the-Counter Bulletin Board, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders to buy or sell a specific number of shares at the current market price it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and its execution.

Comment 31

Please describe in greater detail each planned use of proceeds.  For example, with respect to the “repayment of debt,” please identify the specific indebtedness that will be repaid with the proceeds.  With respect to “Expansion of Internal Operations,” you should describe the nature of the business expansion that will be funded with the proceeds.  Furthermore, quantify the proceeds you will receive upon exercise of the warrants.

This prospectus relates to shares of common stock that may be offered and sold from time to time by certain selling stockholders.  We will not receive any proceeds from the sale of the shares.  Therefore, this section has been modified to state this change on page 18.

Comment 32

We note your statement “the selling stockholders may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares beneficially owned..”  Note that Item 507 of Regulation S-B requires the disclosure of the “amount to be offered for the security holder’s account.”  Therefore, please ensure that the selling stockholder table reflects the exact amount of shares offered for resale by each identified shareholder.  Delete the statement quoted above; such statement suggests that the table does not necessarily reflect the correct amounts of securities offered.

Previous Text (the underlined text has been deleted).

SELLING SECURITY HOLDERS

Based upon information available to us as of July 18, 2005 the following table sets forth the name of the selling stockholders, the number of shares owned, the number of shares registered by this prospectus and the number and percent of outstanding shares that the selling stockholders will own after the sale of the registered shares, assuming all of the shares are sold. The information provided in the table and discussions below has been obtained from the selling stockholders. The selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares beneficially owned, all or a portion of the shares of common stock beneficially owned in transactions exempt from the registration requirements of the Securities Act of 1933. As used in this prospectus, "selling stockholder" includes donees, pledgees, transferees or other successors-in-interest selling shares received from the named selling stockholder as a gift, pledge, distribution or other non-sale related transfer.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

In some cases, the “Shares Being Offered Column will reflect a higher number of shares than the “Ownership Before the Offering” column.  This occurs when the selling shareholder has not received shares being registered on this registration statement because the selling shareholder holds shares of Series B Convertible Preferred Stock, warrant or other right to acquire shares of common stock but has not yet exercised that right.

Amended Text on Pages 18 and 19.

SELLING SECURITY HOLDERS

Based upon information available to us as of October 3, 2005 the following table sets forth the name of the selling stockholders, the number of shares owned, the number of shares registered by this prospectus and the number and percent of outstanding shares that the selling stockholders will own after the sale of the registered shares, assuming all of the shares are sold as used in this prospectus. "Selling stockholder" includes donees, pledges, transferees or other successors-in-interest selling shares received from the named selling stockholder as a gift, pledge, distribution or other non-sale related transfer.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

Comment 33

Please refer to the paragraph right before the selling shareholder table (In some cases…”).  Note that, pursuant to Rule 13d-3 of the Exchange Act, a person is deemed to beneficially own any securities that may be received within 60 days, including those received upon the exercise or conversion of another security.  Therefore, please revise the “Number of Shares Beneficially Owned Before the Offering” column to include any shares issuable pursuant to the conversion or exercise of another security, such as the Series B stock and the warrants.  Also delete the paragraph in question.  Similarly revise the beneficial ownership table appearing on page 33.

The text “In some cases, the “Shares Being Offered Column will reflect a higher number of shares than the “Ownership Before the Offering” column.  This occurs when the selling shareholder has not received shares being registered on this registration statement because the selling shareholder holds shares of Series B Convertible Preferred Stock, warrant or other right to acquire shares of common stock but has not yet exercised that right” has been removed and is no longer relevant because no securities converting into common stock are being registered pursuant to this prospectus.

Comment 34

Please refer to footnote (2).  In your response letter, please describe in greater detail the terms of the assignment agreement with eFund Capital Partners.  Explain the business purpose of the assignment and cancellation of the 750,000 shares.

In May of 2004 eFund Capital Partners, LLC purchased and was issued 2,000,000 shares of common stock and 200 shares of Series A Convertible preferred A Stock as consideration for $200,000 and for strategic assistance in the form of which included helping the management team to restructure its business by, streamlining its business operations, introduction to partners, helping find other sources of capital and improving corporate governance.

Two months after starting its engagement eFund realized they needed more assistance with restructuring the company’s business operations and they wanted Ashford to also be involved in assisting them with the Probe’s restructure, thus the decision was made to assign 1,000,000 shares of its common stock holding and 33 shares of its Series A holding.

There is no relationship between eFund and Ashford and the assignment was only made because eFund required more assistance with restructuring Probe.

The return and cancellation of 5,000,000 shares of common stock held by our large shareholders was done in order to reduce the number of outstanding shares which the board of directors and the shareholders thought was in the best interest of the company.  The following shares were returned:

1.

Mr. Kambiz  Mahdi= 1,750,000 shares returned;

2.

Mr. Reza Zarif= 1,750,000 shares returned;

3.

eFund Capital Partners, LLC=750,000shares returned and;

4.

Ashford Capital, LLC=750,000 shares returned.

Comment 35

We note that section 1 of the engagement agreement with eFund Capital Partners, which is filed as exhibit 10.11, refers to an “equity line of credit agreement” with eFund Capital Partners for $2 million.  In your response letter, please tell us whether this equity line of credit was ever created and utilized.  Clarify whether any of the shares offered for resale by eFund Capital Partners were issued pursuant to this equity line of credit.

The 2,000,000 line of credit referred to in exhibit 10.11 was never entered into between eFund Capital Partners, LLC and the company.  Therefore, none of the shares offered for resale by eFund Capital Partners, LLC were issued pursuant to the credit line.

Comment 36

We note that Mr. Imbassahy did not have any relationship with the company within the past three years.  In your response letter, please tell us if he had any prior relationship with the company.

Mr. Imbassahy has never had an affiliation with our company.   Furthermore, it is no longer relevant because subject matter has been removed from the registration statement.

Comment 37

Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are non-reporting entities.  For example, disclose the natural persons who have such powers over the shares held by the various trusts identified in footnote (7).  Please see Interpretation 1.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

We added the following footnotes to the Selling Shareholder table on pages 22-24 in order to disclose the natural person who have voting powers over there trusts.

(8) Dennis Benner is a director of ours and acquired shares in our private placement memorandum dated July 15, 2004 as restated and amended on November 16, 2004 through “The DW & JS Benner Family Trust.” Mr. Benner has dispositive and voting power over the shares in The DW & JS Benner Family Trust and claims beneficial ownership of them.

(9) Robert and Mary Hicks acquired shares in our private placement memorandum dated July 15, 2004 as restated and amended on November 16, 2004 through “The Hicks Family Trust” Robert and Mary Hicks have dispositive and voting power over the shares in “The Hicks Family Trust” and claim beneficial ownership of them.

(10) Edward and Mildred Lassiter acquired shares in our private placement memorandum dated July 15, 2004 as restated and amended on November 16, 2004 through “The Edward and Mildred Lassiter Restated Trust.” Mr. and Mrs. Lassiter have dispositive and voting power over the shares in “The Edward and Mildred Lassiter Restated Trust” and claim beneficial ownership of them.

(11) Edward Smith acquired shares in our private placement memorandum dated July 15, 2004 as restated and amended on November 16, 2004 through “Francis F. Smith Descendants Trust Edward F SMIT.” Mr.  Smith has dispositive and voting power over the shares in “Francis F. Smith Descendants Trust Edward F SMIT” and claims beneficial ownership of them.

(12) R. Sutton Edmondson acquired shares in our private placement memorandum dated July 15, 2004 as restated and amended on November 16, 2004 through “Edmondson Farms Inc. Employees 401K Plan & Trust.” Mr.  Edmondson has dispositive and voting power over the shares in “Edmondson Farms Inc. Employees 401K Plan & Trust” and claims beneficial ownership of them..

(13) James and Lisa Goodell acquired shares in our private placement memorandum dated July 15, 2004 as restated and amended on November 16, 2004 through “James Goodell and/or Lisa Goodell  JT TEN WROS” Mr. and Mrs. Goodell have dispositive and voting power over the shares in “James Goodell and/or Lisa Goodell JT TEN WROS” and claim beneficial ownership of them.

(14) Robert Kofke and Cathy Kofke acquired shares in our private placement memorandum dated July 15, 2004 as restated and amended on November 16, 2004 through “Robert Kofke and Cathy Kofke JT TEN WROS.” Mr. and Mrs. Kofke have dispositive and voting power over the shares in “Robert Kofke and Cathy Kofke JT TEN WROS” and claim beneficial ownership of them.

(15) Christopher Reed and Patricia Schone acquired shares in our private placement memorandum dated July 15, 2004 as restated and amended on November 16, 2004 through “Christopher Reed and Patricia Schone JT WROS.” Mr. Reed and Mrs. Schone have dispositive and voting power over the shares in “Christopher Reed and Patricia Schone JT WROS” and claim beneficial ownership of them.

(16) Anthony and Angela Reed acquired shares in our private placement memorandum dated July 15, 2004 as restated and amended on November 16, 2004 through “Anthony and Angela Reed Family Trust.”  Mr. and Mrs. Reed have dispositive and voting power over the shares in “Anthony and Angela Reed Family Trust” and claim beneficial ownership of them.

(17) Linda Cadoity acquired shares in our private placement memorandum dated July 15, 2004 as restated and amended on November 16, 2004 through “Cadioty/Werth Living Trust.”  Linda Cadioty has dispositive and voting power over the shares in “Cadioty/Werth Living Trust” and claims beneficial ownership of them.

(18) Phillip Miller acquired shares in our private placement memorandum dated July 15, 2004 as restated and amended on November 16, 2004 through “Miller Family Trust.” Mr. Phillip Miller has dispositive and voting power over the shares in “Miller Family Trust” and claims beneficial ownership of them.

(19) Veta Finer acquired shares in our private placement memorandum dated July 15, 2004 as restated and amended on November 16, 2004 through “Finer Martial Trust.” Veta Finer has dispositive and voting power over the shares in “Finer Martial Trust” and claims beneficial ownership of them.

(20) Bennett and Janice Derman acquired shares in our private placement memorandum dated July 15, 2004 as restated and amended on November 16, 2004 through “Bennett and Janice Family Trust.” Mr. and Mrs. Derman have dispositive and voting power over the shares in “Bennett and Janice Family Trust” and claim beneficial ownership of them.

(21) Mark Bach acquired shares in our private placement memorandum dated July 15, 2004 as restated and amended on November 16, 2004 through “Bach Living Trust.” Mark Bach has dispositive and voting power over the shares in “Bach Living Trust” and claims beneficial ownership of them.

(22) Veri Tan Riverdi acquired shares in our private placement memorandum dated July 15, 2004 as restated and amended on November 16, 2004 through “Carolina Trust.” Veri Tan Riverdi has dispositive and voting power over the shares in “Carolina Trust” and claims beneficial ownership of them.

(23) William Duncan acquired shares in our private placement memorandum dated July 15, 2004 as restated and amended on November 16, 2004 through “Ducan Revocable Trust.”  William Duncan has dispositive and voting power over the shares in “Duncan Revocable Trust” and claims beneficial ownership of them.

(24) George and Elieen Hill acquired shares in our private placement memorandum dated July 15, 2004 as restated and amended on November 16, 2004 through “George D. Hill an Elieen C. Hill JT WROS.”  Mr. and Mrs. Hill have dispositive and voting power over the shares in “George D. Hill an Elieen C. Hill JT WROS” and claim beneficial ownership of them.

(25) Edward Lassiter acquired shares in our private placement memorandum dated July 15, 2004 as restated and amended on November 16, 2004 through “The Edward and Mildred Lassiter Restated Family Trust.” Mr. Lassiter has dispositive and voting power over the shares in “The Edward and Mildred Lassiter Restated Family Trust” and claims beneficial ownership of them.

(26) William Morse acquired shares in our private placement memorandum dated July 15, 2004 as restated and amended on November 16, 2004 through “William W. Morse and Jill D. Morse JT WROS.” Mr. Morse has dispositive and voting power over the shares in “William W. Morse and Jill D. Morse JT WROS” and claims beneficial ownership of them.

Comment 38

In your response letter, please indicate whether any of the selling shareholders is a broker-dealer or affiliate, as defined by Rule 405 of Regulation C, of a broker-dealer.

None of our selling shareholders are a broker dealer or affiliate, as defined by Rule 405 of Regulation C, of a broker-dealer.

Comment 39

We note your references to “pledges, assignees, and successors-in-interest” of the selling shareholders. Please note that your registration statement must identify all selling shareholders.  If you are currently aware of any “pledges, assignees, and successors-in-interest” who intend to use this registration statement, they must be identified and Item 507 information must be provided.  In your response letter, confirm your understanding of this obligation.  You may ad or substitute selling shareholders through the use of Rule 424(b) prospectus supplements only if certain conditions are satisfied.  For additional guidance, refer to the July 1997 Telephone Interpretations B.81 and H.3.

We hereby confirm our understanding of our obligation to identify any pledges, assignees, and successor-in-interest who intend to use this registration statement and Item 507 information. We currently do not know of any such individuals.

Comment 40

Please revise to eliminate any redundant language in the bullet-pointed sentences.  For example, the first and third bullet-pointed sentences on page 29 appear to be substantially similar, as do the second and fourth bullet-pointed sentences.

We have addressed the comment as follows:

Previous Text (underlined portions have been deleted or combined).

PLAN OF DISTRIBUTION

Each selling stockholder of our common stock and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the trading market if and when one develops, any other stock exchange if and when one develops, market or trading facility which the shares are traded if and when one develops or in private transactions.  These sales may be at fixed or negotiated prices.  The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares from time to time:

•

If we are successful in our application to have our common stock list on the Over-the-Counter Bulletin Board in transactions on the Over-the-Counter Bulletin Board or on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale; or

•

 In private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market; or

•

If we are successful in our application to have our common stock list on the Over-the-Counter Bulletin Board at prices related to such prevailing market prices, or

•

In privately negotiated transactions, or

•

If we are successful in our application to have our common stock listed on the Over-the-Counter Bulletin Board in block trades in which the broker-dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•

Purchase by a broker-dealer as principal and resale by the broker-dealer for its account; or

•

An exchange distribution in accordance with the rules of the applicable exchange; or

•

If we are successful in our application to have our common stock listed on the Over-the-Counter Bulletin Board in settlement of short sales entered into after the date of this prospectus; or

•

If we are successful in our application to have our common stock listed on the Over-the-Counter Bulletin Board in broker-dealer transaction in which broker-dealers may agree with the selling stock holders to sell a specified number of such shares at a stipulated price per share; or

•

Through the writing or settlement of option or other hedging transactions, whether through an options exchange or otherwise; or

•

In a combination of such methods of sale; or

•

Any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser, in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the Common Stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the Common Stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

Amended Text on Pages 24-26 (added text is underlined).

PLAN OF DISTRIBUTION

Each selling stockholder of our common stock and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the trading market , any other stock exchange market or trading facility which the shares are traded if and when such market develops or in private transactions.  These sales may be at fixed or negotiated prices.  The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares from time to time:

•

If we are successful in our application to have our common stock list on the Over-the-Counter Bulletin Board in transactions on the Over-the-Counter Bulletin Board or on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale and at prices related to such prevailing market prices; or

•

 In private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market; or

•

If we are successful in our application to have our common stock listed on the Over-the-Counter Bulletin Board in block trades in which the broker-dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•

Purchase by a broker-dealer as principal and resale by the broker-dealer for its account; or

•

An exchange distribution in accordance with the rules of the applicable exchange; or

•

If we are successful in our application to have our common stock listed on the Over-the-Counter Bulletin Board in settlement of short sales entered into after the date of this prospectus; or

•

If we are successful in our application to have our common stock listed on the Over-the-Counter Bulletin Board in broker-dealer transactions in which broker-dealers may agree with the selling stock holders to sell a specified number of such shares at a stipulated price per share; or

•

Through the writing or settlement of option or other hedging transactions, whether through an options exchange or otherwise; or

•

In a combination of such methods of sale; or

•

Any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser, in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

Rule 105 of Regulation M prohibits a short seller from covering short sales with offering securities purchased from an underwriter or broker or dealer participating in the offering, if the short sale occurred during the Rule's restricted period, typically the five-day period prior to pricing. The reason for the prohibition is that pre-pricing short sales that are covered with offering shares artificially distort the market price for the security, preventing the market from functioning as an independent pricing mechanism and eroding the integrity of the offering price.  Prices of "follow-on offerings" are typically based on a stock's closing price prior to the time of pricing, and thus short sales during the period immediately preceding pricing that reduce the market price can result in a lower offering price. The goal of Rule 105 is to promote offering prices that are based upon open market prices determined by supply and demand rather than artificial forces.

Comment 41

We note the discussion on page 29 regarding possible short sales by the selling shareholders.  In your response letter, please tell us whether any of the selling shareholders have taken, or plan to take, a short position or other forms of hedges in the company’s common stock prior to this resale registration statement’s effectiveness.  Please note that creating short positions or similar hedges, with the intent of delivering registered shares before the resale registration statement’s effectiveness, is inappropriate under Section 5 of the Securities Act because the shares underlying the short sales or hedges are deemed to be sold at the time such sales or hedges are made or created.

None of our shareholders have taken or plan to take a short position or other forms of hedges in the company’s common stock prior to this resale registration statement’s effectiveness.

Comment 42

Please discuss the impact of short selling on the company’s stock.

We added the following text on page 26 to address the comment:

Rule 105 of Regulation M prohibits a short seller from covering short sales with offering securities purchased from an underwriter or broker or dealer participating in the offering, if the short sale occurred during the Rule's restricted period, typically the five-day period prior to pricing. The reason for the prohibition is that pre-pricing short sales that are covered with offering shares artificially distort the market price for the security, preventing the market from functioning as an independent pricing mechanism and eroding the integrity of the offering price.  Prices of "follow-on offerings" are typically based on a stock's closing price prior to the time of pricing, and thus short sales during the period immediately preceding pricing that reduce the market price can result in a lower offering price. The goal of Rule 105 is to promote offering prices that are based upon open market prices determined by supply and demand rather than artificial forces.

Comment 43

For each of the legal proceedings described here, please provide all information required by Item 103 of Regulation s-B.  For example, identify the courts in these proceedings are pending, the nature of relief sought, and the relevant dates for the proceedings.

We have updated the legal proceedings section to include the information required by Item 103 of Regulation S-B.

Previous Text

LEGAL PROCEEDINGS

As of July 18, 2005 we have the following legal proceedings and legal settlements:

1.     Cadence has a judgment against us for $98,000.  The judgment was due to lack of payment by Probe to Cadence after Probe purchased the license to use its Alegro software program.  Due to economic conditions after September 11th the market for the use of this product disappeared and Probe was not able to resale the services.  Consequently, Probe was not able to generate any revenues from reselling of the software and could not pay Cadence.  On August 9th 2004 we have entered into a payment agreement with the Cadence in which we pay them $2,500 a month until such time the debt is paid off and the balance currently due to Cadence under the agreement is $80,000.

2. IFC had a judgment against us for $144,403.00.  The judgment resulted from our failure to pay IFC under the purchase agreement for a piece of X-Ray equipment. In September 2004 we entered into a settlement agreement whereby we have agreed to pay IFC $15,000 as an initial payment and $5,000 per month until settlement amount of $70,000.00 is paid in full.  The balance due as of March 31, 2005 is $35,000.00.

3. Canon Financial has a judgment against us for $15000.00.  The judgment was entered because Probe did not pay the lease payments due on a copy machine which was not properly maintained by Canon and was not functional  most of the time.  We have agreed to pay Canon $1000.00 per month until fully paid.  Our balance as of March 31st 2004 is $9,000.00

4. Pro-Source has filed a civil case against us for $35,000 for breach of contract.  The claimed breach of contract is a result of our refusal to pay for their services they claimed rendered in 2003 and 2004.  We’re currently negotiating a settlement, however, if we are unable to negotiate a settlement we believe we will be successful on the merits of the case because of Pro-Source failure to provide the agreed to services.

5. We currently owe the Internal Revenue Service $140,000.00 for past tax liabilities which we are not currently able to pay in full.  We have negotiated a settlement with IRS and have entered into a payment plan with them in which we pay IRS $2,500 per month.

While we are currently able to service any and all payment obligation to the creditors, if we are unable in the future to service any payments, anyone of the creditors may instigate foreclosure proceedings against us.  If we are unable to satisfy our obligations, we could b forced into bankruptcy.

We believe that there are no other claims or litigation pending, the outcome of which could have a material adverse effect on our financial condition or operating results.  However, if litigation should arise and the Company was to receive an unfavorable ruling, there is a possibility that it would have a material adverse impact on our financial condition, results of operations, or liquidity of the period in which the ruling occurs, or future periods

Amended Text on Page 31.

LEGAL PROCEEDINGS

As of October 12, 2005 we have the following legal proceedings and legal settlements:

1.     Cadence has a judgment against us for $98,000 which was entered by the Superior Court Santa Clara County, California in September 2, 2003.  The judgment was due to lack of payment by Probe to Cadence after Probe purchased the license to use its Alegro software program.  Due to economic conditions after September 11th the market for the use of this product disappeared and Probe was not able to resale the services.  Consequently, Probe was not able to generate any revenues from reselling of the software and could not pay Cadence.  On August 9th 2004 we have entered into a payment agreement with the Cadence in which we pay them $2,500 a month until such time the debt is paid off and the balance currently due to Cadence under the agreement is $80,000.

2. IFC has a judgment against us for $144,403.00 which was entered by the Superior Court Orange County, California. Judgment filed July 15, 2004.  The judgment resulted from our failure to pay IFC under the purchase agreement for a piece of X-Ray equipment. In September 2004 we entered into a settlement agreement whereby we have agreed to pay IFC $15,000 as an initial payment and $5,000 per month until settlement amount of $70,000.00 is paid in full.  The balance due as of March 31, 2005 was $35,000.00.

3. Canon Financial has a judgment against us for $15,000.00which was entered by the Superior Court Burlington County, New Jersey on April 1, 2004 and also entered by the Superior Court , Orange County, California June 24, 2004.  The judgment was entered because Probe did not pay the lease payments due on a copy machine which was not properly maintained by Canon and was not functional most of the time.  We have agreed to pay Canon $1000.00 per month until fully paid.  Our balance as of March 31st 2004 was $9,000.00.

4. Pro-Source has filed a civil case against us for $35,000 for breach of contract which was filed in the Superior Court Orange County, California.  Judgment was filed against us on March 9, 2005.  We have reached a settlement with Pro-Source on September 9, 2004 whereby we agreed to pay $20,000 in three payments.  The first payment was made on October 12, 2005 for $10,000 and then we must $5,000 on October 1, 2005 and $5,000 on November 1, 2005.

5. We currently owe the Internal Revenue Service $140,000.00 for past tax liabilities which we are not currently able to pay in full.  We have negotiated a settlement with the IRS and have entered into a payment plan with them in which we pay the IRS $2,500 per month.

While we are currently able to service any and all payment obligation to the creditors, if we are unable in the future to service any payments, anyone of the creditors may instigate foreclosure proceedings against us.  If we are unable to satisfy our obligations, we could be forced into bankruptcy.

We believe that there are no other claims or litigation pending, the outcome of which could have a material adverse effect on our financial condition or operating results.  However, if litigation should arise and the company was to receive an unfavorable ruling, there is a possibility that it would have a material adverse impact on our financial condition, results of operations, or liquidity of the period in which the ruling occurs, or future periods

Comment 44

Please disclose the specific positions, and corresponding dates, held by Mr. Benner during the last five years.

Mr. Benner has never worked for our company.  He became a director in November of 2004 and he serves as our chairman of the board of directors.

Comment 45

Please revise this section to name Michael Johnson & Co., LLC, as an expert who audited the company’s financial statements for the year ended December 31, 2003.

Previous Text

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel within the meaning of those terms under Item 504 of Regulation S-B will receive a direct or indirect interest in the small business issuer or was a promoter, underwriter, voting trustee, director, officer, or employee of Probe Manufacturing, Inc. Nor does any such expert have any contingent based agreement with us or any other interest in or connection to us.

The legality of our shares of common stock being offered hereby is being passed upon by Catherine Basinger, Esq.  Ms. Basinger will not receive a direct or indirect interest in the small business issuer and has never been a promoter, underwriter, voting trustee, director, officer or employee of our company.  Nor does Ms. Basinger have any contingent based agreement with us or any other interest in or connection to us.

The financial statements included in this prospectus have been audited by our independent auditors Jaspers & Hall, P.C., and have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.  Jaspers & Hall, P.C. has no direct or indirect interest in us, nor were they a promoter or underwriter.

Amended Text on Page 32 (underlined portion has been added).

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel within the meaning of those terms under Item 504 of Regulation S-B will receive a direct or indirect interest in the small business issuer or was a promoter, underwriter, voting trustee, director, officer, or employee of Probe Manufacturing, Inc. Nor does any such expert have any contingent based agreement with us or any other interest in or connection to us.

The legality of our shares of common stock being offered hereby is being passed upon by Catherine Basinger, Esq.  Ms. Basinger will not receive a direct or indirect interest in the small business issuer and has never been a promoter, underwriter, voting trustee, director, officer or employee of our company.  Nor does Ms. Basinger have any contingent based agreement with us or any other interest in or connection to us.

The financial statements for the fiscal year ended December 31, 2004 included in this prospectus have been audited by our independent auditors Jaspers & Hall, P.C., and have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.  Jaspers & Hall, P.C. has no direct or indirect interest in us, nor were they a promoter or underwriter.

The financial statements for the fiscal year ended December 31, 2003 included in this prospectus have been audited by our independent auditors Michael Johnson & Company, LLC and have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Michael Johnson & Company, LLC had no direct or indirect interest in us, nor were they a promoter or underwriter.

Comment 46

We note that you have not included the required consent of Jaspers & Hall, PC.  Please include the consent in the amended filing.  Refer to Item 601 of Regulation S-B.

The required consent by Jaspers & Hall, P.C. has been included in our filing under Exhibit 23.1

Comment 47

As noted in our comment above, the “Description of Business” section should give readers a clearer idea of the services or products that the company sells.  To that end, using clear and more detailed language, please describe the nature of the services listed on pages 37-39.  Similar revisions should be made to the description of services on pages 40-41.  Business jargon, vaguely-phrased concepts, and marketing language, such as following examples, should be replaced with clearer descriptions: “Box Build,” “full process audit,” “high quality innovative solutions,” and “highest positive outcomes and lowest total cost.”

We modified our business description as set forth below.

Previous Text.

We incorporated in the State of California on July,7, 1995 as Probe Manufacturing Industries, Inc. On April 21, 2005 we reincorporated from California to Nevada whereby we changed our name to Probe Manufacturing, Inc. From our formation until present we have been a provider of advanced electronics manufacturing services, or EMS, to original equipment manufacturers, or OEMs, primarily in the industrial, automotive, semiconductor, medical, communication and military industries.   Our strategy is to provide customers with a collaborative end-to-end service that involves engineering, supply chain management, and manufacturing services.  Furthermore, we take responsibility for new product introduction and implementation, and logistics management, with the goal of delivering a complete packaged product. Once a complete packaged product is delivered, we also provide after-sale services such as repair and warranty services.

 Substantially all of our manufacturing services are provided on a turnkey basis, whereby we purchase customer-specified components from our suppliers, assemble the components on printed circuit boards and perform post-production testing upon request by our customers. However, we can assume supply chain responsibility at any time during the product life cycle.   We offer our customers flexible, "just-in-time" delivery programs allowing product shipments to be closely coordinated with our customers' inventory requirements. Additionally, we complete the assembly of our customers' products at our facilities by integrating printed circuit board assemblies into other elements of our customers' products upon request by our customers.

Our marketing strategy is to convince potential customers to engage us as an engineering and supply chain partner, rather than to simply change EMS suppliers whereby we collaborate with the customer through the entire process.  To do this, we perform a full process audit on prospective customer’s operations to ensure our objectives are aligned and make recommendations for integration of our processes to their technology, quality, and delivery process to achieve the highest positive outcome and lowest total cost.  This process has been an extremely effective way to demonstrate the ways we can improve the targeted customer’s business performance.

Amended Text On Page 5 and 37 .

We incorporated in the State of California on July 7, 1995 as Probe Manufacturing Industries, Inc. On April 21, 2005 we re-domiciled from California to Nevada whereby we changed our name to Probe Manufacturing, Inc. Our business focuses on manufacturing electronics and providing services to original equipment manufacturers (OEMs) of industrial, automotive, semiconductor, medical, communication, military, and high technology products. The services that we provide are commonly referred to as electronics manufacturing services (EMS). We offer our customers comprehensive and integrated design and manufacturing services, from initial product design to production and direct order fulfillment.

Our engineering services include product design, printed circuit board layout, prototyping, and test development. Our supply chain management solutions include purchasing, management of materials, and order fulfillment. Our manufacturing services include surface mount, hole assembly, cable assembly, mechanical assembly, and fully integrated box build systems for high complexity electronics.

For example, Probe builds a Natural Gas Electronic Control Unit for Quantum Technologies which is used in GM’s alternative fuel engines. We have supported this customer from the inception of its product. Our services started with full design review for manufacturability and testability of the product.  Once the design review and recommendations were completed we source the materials and procure the components. We then take responsibility for assembling the components on to the boards, assembling the mechanical parts, installing the product inside the enclosure, and finally we perform a full functional test. Then the finished good product is shipped to the customer, who integrates it in to their final fuel delivery system and it’s delivered to GM.

The majority of our revenue is driven from manufacturing a mix of complex Printed Circuit Card assemblies.  Some of the examples of our customers finished goods products include automated fluid dispensing equipments, high performance gas and liquid delivery process modules, which are used in semiconductor fabrication equipment, photonics instrumentation to measure fiber optics, electronic control unit for hydrogen, natural gas, and propane engines, electronic control unit for welding equipment, portable ultrasound and electro-simulation therapy equipment, and target scoring systems for military.

Comment 48

Please provide support for the claims regarding the OEM’s increasing reliance on EMS companies for the manufacture of their products and the competitive advantages offered by EMS companies.  Copies of any industry publications should be sent, with the relevant portions highlighted.  If no independent support exists for the claims, please disclose the claims as your beliefs, along with the bases for these beliefs.

Please see the attached articles from industry publications supporting our claims concerning the OEM’s increasing reliance on EMS companies for the manufacturing of their products and the competitive advantages offered by EMS companies.

Comment 49

Provide support for the characterization of your customers as “high quality,” “leading OEMs in Southern California,” “world leader,” and other similar descriptions.  Otherwise, revise the statements as your beliefs.

We have removed such statements, such as, “high quality,” leading OEM’s in Southern California,” and other similar descriptions on pages 36-37.

Comment 50

Revise the list of customers to distinguish in a clearer manner the services or products offered by your customers and the services or products you provide to your customers.

We revised our list of customers as follows:

Previous Text

STRATEGIC RELATIONSHIPS AND ALLIANCES

Customers

Probe’s customer partnership philosophy has resulted in a high quality list of loyal customers including some of the leading OEM’s in Southern California.

Probe’s current list of customers by their industry and what we help them produce is a follows:

Aerospace	Designs, manufactures and supports high-quality, innovative solutions for use in the commercial, military or general aviation aerospace markets.
Consumer	Leading manufacturer of digital audio conversion systems for studio professionals and home recording enthusiasts.
Industrial	Provides automated fluid dispensing systems.
Medical	Our customer provides integrated, high-value products and services for genomics, proteomics, drug discovery & development, oncology, and immune function.
Military	Specializes in the design, manufacture and installation of target scoring systems for the military and government services around the world.
Semiconductor	World leader in the design and production of high performance gas and liquid delivery process modules and critical instruments that are integral to semiconductor manufacturing.
Semiconductor	Evaluation Moules.
Industrial	Automated, Point-of-Use dispensing technology.
Industrial	Manufactures a full range of mechanized welding equipment for all arc and other high energy processes.
Military

Designs, manufactures and supports state-of-the-art military defense electronics products and systems serving a variety of operational mission and laboratory test, simulation and training applications.

Medical	Provides portable ultrasound and electro-stimulation therapy equipment.
Semiconductor	semiconductor company focused on enabling multi-element smart antennas (including MIMO) with RFICs.
Industrial/ Instrumentation	Technology leader in lasers and the technology leader in precision photonics instrumentation, motion control, wafer handling and assembly automation.
Computers	Full Range of printer solutions for OEM and POS applications.
Automotive	Products & Services for Hydrogen, Natural Gas & Propane Applications.

Instrumentation	Providing Flow Instrumentation.
Industrial	Lighted pushbutton switches and ruggedized keyboards and keypads for both military and commercial applications.
Instrumentation	Standard and custom instrumentation for dynamic measurements.

Amended Text on Pages 36-37.

STRATEGIC RELATIONSHIPS AND ALLIANCES

Customers

Our current list of customers by their industry and what we help them produce is a follows:

Name/ Industry	Services & Products offered by our customers	Services or products we provide to our customers
Apogee/ Consumer	Manufactures digital audio conversion systems for studio professionals and home recording enthusiasts.	Materials Procurement, Printed Circuit card assembly, test, and full box build assembly
Asymtek/ Industrial	Provides automated fluid dispensing systems.	Materials Procurement, Printed Circuit Card Assembly and Test
BD Bioscience/ Medical	Manufactures of Blood Analyzers and agents.	Materials Procurement, Printed Circuit assembly and test.
Meggitt/ Military	Manufactures target scoring systems for the military.	Printed Circuit card assembly
Celerity Group/ Semiconductor	Manufacturer of gas and liquid delivery process modules that are used in semiconductor fabrication equipment.	Materials Procurement, Printed Circuit card Assembly, and Test.
Jetline Engineering/ Industrial	Manufactures a full range of mechanized welding equipment for all arc and other high energy processes.	Materials Procurement, Printed Circuit Assembly, Test, Mechanical and Full Box Build Assembly.
Trigtek/ Military	Manufactures laboratory test, simulation and training applications.	Materials Procurement, Printed Circuit Card Assembly, Test, and Box Build Assembly.
Mettler Electronics/ Medical	Provides portable ultrasound and electro-stimulation therapy equipment.	Materials Procurement, Printed Circuit Card Assembly, Test, Mechanical, and Box Build Assembly.
Motia/ Semiconductor	Manufactures 802.11 wireless communication IC’s.	Manufacture printed Circuit card assembly.
Newport/ Industrial & Instrumentation	Manufactures lasers and precision photonics instrumentation, motion control, wafer handling and assembly automation.	Materials procurement, printed Circuit Card Assembly, Test, Mechanical, and Box Build Assembly.
Omniprint/ Computers	Full Range of printer solutions for Point of Sales applications.	Materials Procurement, Printed Circuit Card Assembly, and test.
Quantum/ Automotive	Manufactures Electronics Control Units for Hydrogen, Natural Gas & Propane engines.	Materials Procurement, Printed Circuit Card Assembly, test, mechanical assembly and full box build.
Staco Switch/ Industrial	Manufactures Lighted pushbutton switches and ruggedized keyboards and keypads for both military and commercial applications.	Printed Circuit Card Assembly.

We do not have any long term agreements with our customers, and our principal customers may not continue to purchase services from us. The duration of a purchase order is usually from 30 to 90 days. These purchase orders could be cancelled or rescheduled at any time. The part number, quantity,  price, workmanship standards, and scheduled delivery dates of the Products to be Manufactured are determined by written purchase orders given by our customers and accepted or confirmed by us in writing or via email.  We agree to deliver the Products manufactured pursuant to each purchase order in accordance with the terms and conditions set forth in the purchase order. Probe manufactures hundreds of different types of assemblies on an ongoing basis and each product has a purchase order associated with it.

We currently only focus on attracting and servicng customers in Southern California.

Comment 51

Please disclose the typical duration and renewal provisions of your “supply arrangements.”

We addressed the comment as follows:

Previous Text

SUPPLIERS

We currently procure our materials from a limited number of distributors, thus if a shortage of various components were to occur we would be forced to seek other distributors and our cost of goods could impact our revenues.  Our main suppliers of materials include:

Arrow Electronics, Inc . is one of the world's largest distributors of electronic components and computer products and a leading provider of services to the electronics industry, with 2004 sales of $10.7 billion. Headquartered in Melville, New York, Arrow serves as a supply channel partner for more than 600 suppliers and 175,000 original equipment manufacturers, contract manufacturers, and value-added resellers through more than 200 sales facilities and 23 distribution centers in 40 countries and territories.

Future Electronics is the world’s largest distributor specializing in passive, interconnect, and electromechanical components used in commercial and military applications, and they hold the top market share for most of our product lines.  Headquartered in Fort Worth, Texas, TTI has 47 locations around the globe: 33 in North America, 11 in Europe and, most recently, 3 in Asia. From these facilities, they provide local service to customers around the world.

Amended Text on Page 38 (underlined section specifically addresses the comment).

SUPPLIERS

We currently procure our materials from a limited number of distributors, thus if a shortage of various components were to occur we would be forced to seek other distributors and our cost of goods could impact our revenues.  Our main suppliers of materials include:

Arrow Electronics, Inc. is one of the world's largest distributors of electronic components and computer products and a leading provider of services to the electronics industry, with 2004 sales of $10.7 billion. Headquartered in Melville, New York, Arrow serves as a supply channel partner for more than 600 suppliers and 175,000 original equipment manufacturers, contract manufacturers, and value-added resellers through more than 200 sales facilities and 23 distribution centers in 40 countries and territories.

Future Electronics is the world’s largest distributor specializing in passive, interconnect, and electromechanical components used in commercial and military applications, and they hold the top market share for most of our product lines.  Headquartered in Fort Worth, Texas, TTI has 47 locations around the globe: 33 in North America, 11 in Europe and, most recently, 3 in Asia. From these facilities, they provide local service to customers around the world.

We currently do not have long-term agreements with our major suppliers, however, we enter into purchase order agreements.  Purchase orders are placed with suppliers based on our Material Requirement Planning (MRP).  When we have an order in our operating system Manex, it generates a list of materials for procurement to satisfy that order.  We then issue purchase orders to our suppliers with scheduled deliveries which acts as the only contractual agreements between us and our suppliers.

Comment 52

Provide a clearer indication of the geographic scope of your markets.  For example, indicate whether you sell your services and products to only customers in certain areas, such as Southern California.

The following sentence was added to page 37 to address the comment:

“We currently only focus on attracting and servicng customers in Southern California.”

We also added a risk factor on page 10 which states:

WE CURRENTLY ONLY SERVICE AND ATTEMPT TO OBTAIN CUSTOMERS IN THE LIMITED GEOGRAPHIC OF SOUTHERN CALIFORNIA WHICH IS A SMALL ADDRESSABLE MARKET AND COULD BE SUBJECT TO ECONOMIC HARDSHIP OR SLOWDOWN, AS A RESULT OUR GROWTH COULD BE LIMITED AND ADVERSELY AFFECT OUR PROJECTED SALES AND OPERATING INCOME.

We currently only service, attempt to solicit new, and direct our marketing efforts to customers in the Southern California region.  This is a very small addressable market which ultimately limits the amount of growth we could experience.  In addition, this region could experience an economic recession or other market contraction which would cause our current customers and any potential customers to also contract their businesses as well and cease outsourcing any current products that we currently service and would attempt to obtain. Both the size of the market and any potential economic hardship affecting this  small regional market could adversely affect our project sales and operating incomer.  If we are forced to expand our marketing efforts outside this region we could also incur significant costs in an attempt to penetrate other regional or national markets.

Comment 53

Please describe in greater detail the nature of your arrangements with your suppliers.  For example, indicate, if true, that you have no long-term supply agreements.  To the extent your business is substantially dependent upon any principal suppliers, please file any contracts with them as exhibits to the registration statement pursuant to Item 601(b)(10)(i)(B) of Regulation S-B.

We added the following text on page 38 as underlined below”

SUPPLIERS

We currently procure our materials from a limited number of distributors, thus if a shortage of various components were to occur we would be forced to seek other distributors and our cost of goods could impact our revenues.  Our main suppliers of materials include:

Arrow Electronics, Inc. is one of the world's largest distributors of electronic components and computer products and a leading provider of services to the electronics industry, with 2004 sales of $10.7 billion. Headquartered in Melville, New York, Arrow serves as a supply channel partner for more than 600 suppliers and 175,000 original equipment manufacturers, contract manufacturers, and value-added resellers through more than 200 sales facilities and 23 distribution centers in 40 countries and territories.

Future Electronics is the world’s largest distributor specializing in passive, interconnect, and electromechanical components used in commercial and military applications, and they hold the top market share for most of our product lines.  Headquartered in Fort Worth, Texas, TTI has 47 locations around the globe: 33 in North America, 11 in Europe and, most recently, 3 in Asia. From these facilities, they provide local service to customers around the world.

We currently do not have long-term agreements with our major suppliers, however, we enter into purchase order agreements.  Purchase orders are placed with suppliers based on our Material Requirement Planning (MRP).  When we have an order in our operating system Manex, it generates a list of materials for procurement to satisfy that order.  We then issue purchase orders to our suppliers with scheduled deliveries which acts as the only contractual agreements between us and our suppliers.

We have included on Exhibits 10.23 and 10.24 or our sample contracts with our two main suppliers.

Comment 54

Please describe in greater detail the effect that government regulations have on your business.  Clarify the nature of the “material costs and liabilities” that may arise from the current and future requirements.

We addressed the comment as follows:

Previous Text

REGULATORY RESTRICTIONS ON OUR BUSINESS

Our operations, and the operations of businesses that we may acquire, are subject to certain foreign, federal, state and local regulatory requirements relating to environmental, waste management, and health and safety matters. We believe we operate in substantial compliance with all applicable requirements. However, material costs and liabilities may arise from these requirements or from new, modified or more stringent requirements. In addition, our past, current and future operations, and those of businesses we acquire, may give rise to claims of exposure by employees or the public or to other claims or liabilities relating to environmental, waste management or health and safety concerns.

Amended Text on page 39 as underlined below.

REGULATORY RESTRICTIONS ON OUR BUSINESS

Our operations, and the operations of businesses that we may acquire, are subject to certain foreign, federal, state and local regulatory requirements relating to environmental, waste management, and health and safety matters. We believe we operate in substantial compliance with all applicable requirements. However, material costs and liabilities may arise from these requirements or from new, modified or more stringent requirements. Material cost may rise due to additional manufacturing cost of raw or made parts with the application of new regulations.  Our liabilities may also increase due to additional regulations imposed by foreign, federal, state and local regulatory requirements relating to environmental, waste management, and health and safety matters.  In addition, our past, current and future operations, and those of businesses we acquire, may give rise to claims of exposure by employees or the public or to other claims or liabilities relating to environmental, waste management or health and safety concerns.

Comment 55 and 56

Comment 55

Please revise the MD&A section to provide all information required by Item 303(b) of Regulation S-B. For example, rather than simply stating that net sales “stabilized and stayed flat,” please provide quantified disclosure regarding the net sales from 2002 through 2004.  Similarly, provide quantified disclosure regarding the financial results for 2004 described on page 43.  Disclose the factors that contributed to the “severe contraction in [your] business” from 2001 to 2002 and indicate whether management expects these factors to affect the business in the near-future.  Disclosure about known trends that are expected to affect financial results, such as your focus on the more capital-intensive ODM services, should be included.  The historical impact of inventory losses, which appears to be significant, should also be discussed in greater detail, with quantified disclosure.  For additional guidance regarding the MD&A section in general, please refer to Release No. 33-8350, which is available on our website (www.sec.gov).

Comment 56

Please expand your discussion of the basis for management’s expectation of “additional growth” and “profitability” in the last three quarters of 2005.  Note that management’s projections of future economic performance must have a reasonable basis.  Refer to Item 10(d) of Regulation S-B for guidance on proper disclosure of management’s projections.

Previous Text

For the year ended December 31, 2004, we incurred a net loss of ( $918,000.00) Thousand compared to net losses of ($1,200,000.00) in 2003 and ($1,500,000.00) in 2002. From 2001 to 2002, we experienced a severe contraction in our business where annual net sales declined from $17.9 million in 2001 to $6.8 million in  2002.  Our net sales stabilized and stayed flat from 2002 through 2004.  However, we responded to the economic downturn by streamlining our processes and down sizing our operations from 225 employees in 2001 to 65 employees in 2004. The down sizing combined with other restructuring and cost containment initiatives resulted in a lower cost structure from 2002 through 2004. In the 4th quarter 2004 we realized one time inventory revaluation adjustment of ($155,000.00).  We also realized one time warranty cost adjustment of ($50,000.00).

In 2004, we experienced a strong net sale in 1st quarter due to increased sales from a major customer, one of our customers.  In the 1st quarter 2004, the major customer accounted for 60% of our net sales at $1,400,000.00.  In the second quarter, net sales from a major customer dropped by about $800,000.00 which explains the decreased net sales for 2nd quarter 2004.  In the 3rd and 4th quarter 2004 net sales to the major customer dropped by another $500,000.00 which explains the additional reduction in our net sales for the third and the 4th quarter of 2004.  Since 3rd and 4th quarter 2004 we started a sales campaign to add new customers.  Consequently, we have added some new customers and our net sales have grown by 33% in 1st quarter of 2005 compared to 4th quarter of 2004.  We continue to evaluate sales forecasts in relation to our operations; we are anticipating additional growth in the 2nd, 3rd and 4th quarters of 2005.  The anticipated growth is due to existing customer’s forecast and new sales activity pipeline.   While we are constantly adjusting our operations to new sales forecast, we are anticipating profitability as our net sales grow to meet our fixed expenses.

Amended Text on Pages 39 an 40.

Overview

For the 6 months period ended June 30, 2005 we incurred a net loss of  (321,684) and for the year ended December 31, 2004, we incurred a net loss of ( $918,590) Thousand compared to net losses of ($1,244,761) in 2003 and ($1,513,846 ) in 2002. From 2001 to 2002, we experienced a severe contraction in our business where annual net sales declined from $17.9 million in 2001 to $6.8 million in  2002.  Our net sales stabilized and stayed flat from 2002 through 2004 and continues to remain flat through June 30, 2005.  However, we responded to the economic downturn by streamlining our processes and down sizing our operations from 225 employees in 2001 to 65 employees in 2004. The down sizing combined with other restructuring and cost containment initiatives resulted in a lower cost structure from 2002 through 2004. In the 4th quarter 2004 we realized one time inventory revaluation adjustment of ($155,000), this was an accrual made for excess or obsolete inventory adjustments and or write-offs completed in 2005.  We also realized a one time warranty cost adjustment of ($50,000).   In 2005 we realized a net gain from the restructuring of debt in the amount of  ($89,000).

In 2004, we experienced a strong net sale in 1st quarter due to increased sales from a major customer, one of our customers.  In the 1st quarter 2004, the major customer accounted for 60% of our net sales at $1,400,000 .  In the second quarter, net sales from a major customer dropped by about $800,000  which explains the decreased net sales for 2nd quarter 2004.  In the 3rd and 4th quarter 2004 net sales to the major customer dropped by another $500,000  which explains the additional reduction in our net sales for the third and the 4th quarter of 2004.  Since 3rd and 4th quarter 2004 we started a sales campaign to add new customers.  Consequently, we have added some new customers and our net sales have grown by 33% in 1st quarter and compared to 4th quarter of 2004 and sales grew by 15% from the 1st qtr to the 2nd qtr of 2005. We  anticipated additional sales growth in the, 3rd and 4th quarter of 2005,  however anticipated demand from a key customer failed to materialize, due to a down turn in the semiconductor – Chip industry, will result in missed sales opportunities of $500,000 for each of the 3rd and 4th qtr, therefore sales will remain flat for the remainder of 2005.   While we are constantly adjusting our operations to new sales forecast, we are anticipating profitability as our net sales grow and expenses are cut to match current revenue levels.

Plan of Operation

The financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business.  The company incurred a net loss of $321,684 for the six months ended June 30, 2005 and stockholder deficit of ($762,122) and as of  June 30, 2005 and has a working capital deficit of approximately $348,364. The ability of the company to operate as a going concern is dependent upon its ability (1) to obtain sufficient debt and/or equity capital and/or (2) cut operating costs such that the company can operate until such time that it resumes generating positive cash flow from operations.

Management is taking the following steps to address this situation: (a) reducing operating costs by: (i) re-negotiating direct material cost with all of our suppliers, (ii) reducing direct and indirect labor cost by streamlining production lines and other operations to create more efficiency and (iii) we are also evaluating the possibility of moving into a more feasible facility with lower rent and overhead, thus reducing the break even revenue level; (b) we are negotiating to replace our lines of credit with an agreement(s) that have more attractive terms and expand borrowing capacity; (c) increasing our revenue by making sure we bill for everything of value we do; acquiring new customers, and growing our existing customers.

 The future success of the company is likely dependent on its ability to attain additional capital to support growth and ultimately, upon its ability to attain future profitable operations.  There can be no assurance that the company will be successful in obtaining such financing, or that it will attain positive cash flow from operations.  The successful outcome of these or any future activities cannot be determined at this time and there is no assurance that if achieved, the company will have sufficient funds to execute their business plans or generate positive operating results. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the company be unable to continue as a going concern.

Comment 57

Please provide a liquidity discussion, as required by Item 303 of Regulation S-B, with the information recommended by Release No. 33-8350.  The discussion should provide historical information regarding sources of cash and capital expenditures, an evaluation of the amounts and certainty of cash flows, the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements, and discussion and analysis of known trends and uncertainties.  For example, the discussion should explain, with quantified disclosure, how your expansion plans will affect your need for liquidity.  Similarly, explain how becoming a public company, with the increased expenses, will affect your cash requirements.

Added text to Page 41.

Liquidity and Capital Requirements

Cash and cash equivalents increased to approximately $76 thousand at June 30, 2005 from 40 thousand  at December  31, 2004. The table below, for the six months ended June 30, 2005,  provides the summary information regarding cashflows and cash position.

Six Months ended June 30, 2005
Cash Flows from Operating Activities:
Net Income / (Loss)	$ (321,684)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	78,190
(Increase) decrease in accounts receivable	(200,290)
(Increase) decrease in inventory	(489,662)
(Increase) decrease in prepaid expenses	(5,855)
(Increase) decrease in deposits	-
(Decrease) increase in accounts payable	(104,251)
Other (Decrease) increase in accrued expenses	71,735
Net Cash Used In Operating Activities	(971,817)

Cash Flows from Investing Activities
Purchase of property and equipment	(1,551)
Cash Flows Used In Investing Activities	(1,551)

Cash Flows from Financing Activities
Bank overdraft	58,008
Borrowings under line of credit, net	560,051
Principal payments on capital lease obligations	(119,060)
Issuance of stock	572,000
Proceeds / Payments of notes payable	(61,094)
Cash Flows Provided By Financing Activities	1,009,905

Net (Decrease) Increase in Cash and Cash Equivalents	36,537

Cash and Cash Equivalents at December 31, 2004	40,402

Cash and Cash Equivalents at June 30, 2005	$ 76,939

 Net cash used by operating activities was $971 thousand during the six months ended June 39, 2005. This was mainly due to an operating loss of  $321 thousand, an increase inventories of  $490 thousand, an increase in accounts receivable and a decrease in accounts payable.  The increase in inventory was a result of an anticipated ramp up in sales for the 3rd and 4th quarters.  The increase in receivables was caused by an increase in sales in the month of June.  The cash used in operating activities was funded by and increase in the borrowings under lines of credit of $560 thousand and the issuance of stock (under the Private Placement Memorandum)  of  $572 thousand.   With the added reporting expense resulting from the filing on the SB2 the company has operating expense by $35 thousand per month effective October 1, 2005.  The cash flows from operations will be relatively flat in the 3rd qtr., and slightly positive in the 4th qtr.

Comment 58

Please revise this section to discuss the results of the interim period ended March 31, 2005 or later, as applicable.  Your present discussion under this section has been limited to the fiscal year ended December 31, 2004.  Refer to Item 303 of Regulation S-B.

Begging on  page 39 the Management discussions have been updated through June 30, 2005.

Comment 59

You disclose under the caption “Overview” that in the fourth quarter 2004 you realized one time inventory revaluation adjustment of $155,000.  Please explain to us the nature of the inventory adjustment.

The comment was addressed as follows:

Previous Text

For the year ended December 31, 2004, we incurred a net loss of ( $918,000.00) Thousand compared to net losses of ($1,200,000.00) in 2003 and ($1,500,000.00) in 2002. From 2001 to 2002, we experienced a severe contraction in our business where annual net sales declined from $17.9 million in 2001 to $6.8 million in  2002.  Our net sales stabilized and stayed flat from 2002 through 2004.  However, we responded to the economic downturn by streamlining our processes and down sizing our operations from 225 employees in 2001 to 65 employees in 2004. The down sizing combined with other restructuring and cost containment initiatives resulted in a lower cost structure from 2002 through 2004. In the 4th quarter 2004 we realized one time inventory revaluation adjustment of ($155,000.00).  We also realized one time warranty cost adjustment of ($50,000.00).

Amended Text on page 40.

For the 6 months period ended June 30, 2005 we incurred a net loss of  (321,684) and for the year ended December 31, 2004, we incurred a net loss of ( $918,590) Thousand compared to net losses of ($1,244,761) in 2003 and ($1,513,846 ) in 2002. From 2001 to 2002, we experienced a severe contraction in our business where annual net sales declined from $17.9 million in 2001 to $6.8 million in  2002.  Our net sales stabilized and stayed flat from 2002 through 2004 and continues to remain flat through June 30, 2005.  However, we responded to the economic downturn by streamlining our processes and down sizing our operations from 225 employees in 2001 to 65 employees in 2004. The down sizing combined with other restructuring and cost containment initiatives resulted in a lower cost structure from 2002 through 2004. In the 4th quarter 2004 we realized one time inventory revaluation adjustment of ($155,000), this was an accrual made for excess or obsolete inventory adjustments and or write-offs completed in 2005.  We also realized a one time warranty cost adjustment of ($50,000).   In 2005 we realized a net gain from the restructuring of debt in the amount of  ($89,000).

Comment 60

We note on pages 46 to 53 that your entire disclosure is identical to the information presented under the Notes to the financial statements presented on page F-6 to F-14.  Please revise the entire section to provide the disclosure required by Item 303 of Regulation S-B.

The MD&A section has been revised and information that was redundant to the notes of the financial statements has been removed.  Please review text from pages 39 to 50.

Comment 61

Your present disclosures does not discuss your critical accounting policies, which would provide the investors with an understanding of those estimates and assumptions that are both important to the portrayal of your financial condition and results of operations and require your most difficult, subjective or complex judgments.

Revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available.  You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

For additional guidance, refer to Items 303(b) and (c) of Regulation S-B as well as section five of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and results of Operation, which is located on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Beginning on page  48 the text has been amended has follows.

Critical Accounting Policies

Management is required to make judgments, assumptions and estimates that affect the amounts reported when we prepare financial statements and related disclosures in conformity with generally accepted accounting principles.  Estimates are used for, but not limited to, our accounting for contingencies, allowance for doubtful accounts, inventory valuation,  and income taxes. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements.

Inventory

The companies’ inventories are stated at the lower of weighted average cost or market. This industry, is characterized by rapid change in technology.  Customer commitments are generally short term in nature and their demands can fluctuate and change very rapidly.  We make provisions for estimated excess and obsolete inventories based on these factors as well as cost and market value fluctuations in pricing as well as regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from our customers. Our provisions for excess and obsolete inventory are also impacted by our contractual arrangements with our customers including our ability or inability to re-sell such inventory to them. If actual market conditions or our customers’ product demands are less favorable than those projected or if our customers are unwilling or unable to comply with any contractual arrangements related to excess and obsolete inventory, additional provisions may be required.

Allowance for doubtful accounts

The company grants credit to customers within the United States of America and does not require collateral. The company’s ability to collect receivables is affected by economic fluctuations in the geographic areas and industries served by the company.

Reserves for un-collectable amounts are provided, based on past experience and a specific analysis of the accounts, which management believes are sufficient. Although the company expects to collect amounts due, actual collections may differ from the estimated amounts.

Goodwill

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”.    At this time we have no amounts recorded under goodwill or intangible assets.

Loss per Share

We utilize SFAS No. 128, "Earnings per Share." Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding.

Revenue and Expense recognition.

Net sales are recognized when title is transferred to our customers, which generally occurs upon shipment from our facilities. Net sales from design, engineering and other services are generally recognized as the services are performed. Our sales are recorded net of customer discounts and credits taken or expected to be.

Cost of goods sold includes materials, labor, and overhead expenses incurred in the manufacture of our products and are recognized and matched to the period when the revenue is recognized. Cost of goods sold also includes charges and credits related to manufacturing operations for lease exit costs, impairment of long-lived assets, and obsolete and slow moving inventories. Many factors affect our gross profit, including capacity utilization, product mix, and production volume.

Selling, general, and administrative expenses primarily include the salaries for executive, finance, accounting, IT personnel, program management and human resources personnel; salaries and commissions paid to our internal sales force and external sales representatives and marketing costs; insurance expenses; depreciation expense related to assets not used in manufacturing activities; bad debt charges and recoveries; professional fees for auditing and legal assistance; and general corporate expenses.  These expenses are accrued and recognized in the period that they are incurred.

Impairment of long-lived assets reflects charges related to property, equipment and intangible assets not used in manufacturing activities; impairment of manufacturing assets is included in cost of goods sold.

Interest expense relates to our credit facilities and other debt obligations. Interest expense also includes the amortization of debt issuance costs.  These are accrued and recognized at the time they are incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates may be materially different from actual financial results. Significant estimates include the recoverability of long-lived assets and the collectability of accounts receivable.

Federal Income Taxes

The company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes.  Under this method, deferred tax assets and liabilities are measured based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.  During the year ended December 31, 2004, the company changed from a “S” corporation to a “C” corporation.

Segment Information

The Corporation operates primarily in a single operating segment, providing printed circuit board assemblies.

Stock Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123’) allows an entity to elect to continue to measure compensation cost under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), but requires pro forma disclosures of net loss and loss per share as if the fair-valued-based method of accounting had been applied.  In accordance with SFAS 123, the company elected to continue to measure compensation cost under APB No. 25, and comply with the pro forma disclosure requirements.

The company has adopted for footnote disclosure purposes SFAS No. 123, which requires that companies disclose the cost of stock-based employee compensation at the grant date based on the value of the award (the fair value method) and disclose this cost over the service period.  The value of the stock-based award is determined using a pricing model whereby compensation cost is the excess of the fair value of the award as determined by the model at grant date or other measurement date over the amount an employee must pay to acquire the stock.

Transactions in which goods or services are received from non-employees for the issuance of equity securities or stock-based awards are accounted for based on the fair value of the consideration received.  Stock amounts of $5,500 were valued for services during the year ended December 31, 2004.

Inflation

We do not believe that inflation has had or is likely to have any significant impact on our revenues.

Subsidiaries

Comment 62

We note that management is addressing the going concern opinion by “reducing operating costs.”  Please include disclosure reconciling the fact that management intends to reduce operating costs while, at the same time, it is seeking to expand its operations, as discussed on page 13 (“…we expect to incur new fixed operating expenses associated with our expansion efforts…”).

We have removed the inconsistency and the risk factor relating to the expansion of operations on page 13 has been deleted.  Management intends to solely focus on the reduction of operating costs.

Comment 63

Indicate the status of management’s efforts to replace the existing line of credit.  State when management expects a new borrowing facility will be in place.

This comment was addressed on page 42.

The company had a revolving line of credit (the “Line”) with a financial institution, which allowed them to borrow a maximum of $1,100,000 based on 80% of eligible accounts receivable, as defined.  Borrowings under the Line, bore interest at prime (4.25% plus 10.5% per annum) were secured by substantially all of the company’s assets and are personally guaranteed by the stockholders.  In March 2004 the Line was restructured into a term loan in the amount of $500,000. Terms of the Note were: (1) monthly installment payments of $5,000, (2) interest at the rate of 4% plus the prime rate by the agent (3) secured by accounts receivable (4) with a discount provision of $200,000 after timely payments of the first $300,000.  In December 2004, the note was restructured into a new line of credit and discounted by $200,000. This new line of credit allows the company to borrow a maximum of $125,000 based on 80% of eligible accounts receivables, payable in monthly installments of $5,000 plus interest at the rate of 4% plus the prime-lending rate.  As of June 30, 2005, the company had borrowed $120,114.  The company has an additional unsecured line of credit in the amount of $775,000.  Borrowings under the Line of credit bear interest at the rate of 15% (10% paid in cash and 5% paid in common stock in the company) per annum.   As of June 30, 2005 the company had an outstanding balance against this line of credit in the amount of $580,000. The company has not been successful at replacing the existing line of credit.  The company has secured additional lines of credit, for a total of $725,000, as follows, with restructured terms as follows:

Efund Capital Partners -   $150,000  @ 15% interest, 10% paid in cash and 5% paid in the form of common stock @ .80 per share.

Rufina V. Paniego -   $75,000 @ 15% interest, 10% paid in cash and 5% paid in the form of common stock @ .80 per share.

Ashford Capital - $150,000 @ 15% interest, 10% paid in cash and 5% paid in the form of common stock @ .80 per share.

Benner Exemption Trust  - $200,000  @ 15% interest, 10% paid in cash and 5% paid in the form of common stock @ .80 per share.

Edward Lassiter  -  $100,000  @ 15% interest, 10% paid in cash and 5% paid in the form of common stock @ .80 per share.

William Duncan  - $50,000  @ 15% interest, 10% paid in cash and 5% paid in the form of common stock @ .80 per share.

The holders of the notes do not have discretion in deciding whether to accept interest in the form of cash or common stock.  None of the stock is being registered under this prospectus or being offered for resale.

Comment 64

Please describe in greater detail the nature of the “strategic assistance” provided by eFund Capital Partners.  Explain why 1,750,000 common shares were subsequently cancelled and returned to the company.

Previous Text

In May of 2004 we entered into an agreement with eFund Capital Partners, LLC whereby eFund invested $200,000 and agreed to provide strategic assistance to us.  In exchange, we gave eFund Capital partners, 2,000,000 shares of common stock (of which 1,750,000 shares were cancelled and returned to the company) and 200 shares of Series A Convertible Preferred Stock. The managing members of eFund Capital Partners, LLC are Barrett Evans and Jeffrey Conrad. Mr. Evans and Mr. Conrad jointly have authority regarding the portfolio management decisions with respect to the shares of common stock owned by the selling security holder.  Mr. Evans and Mr. Conrad may be deemed to have dispositive and voting power over the shares of the common stock owned by the selling security holder.  However, Mr. Evans and Mr. Conrad do not have the right to receive dividends from or the proceeds from the sale of such common stock by the selling shareholder and they disclaim any beneficial ownership of such shares of common stock.  Mr. Evans and Mr. Conrad have both been directors of ours since May 2004.

Amended Text on page 43 (underlined text was added).

In May of 2004 we entered into an agreement with eFund Capital Partners, LLC whereby eFund invested $200,000 and agreed to provide strategic assistance to us which included helping the management team to restructure its business by, streamlining its business operations, introduction to partners, helping find other sources of capital and improving corporate governance.  In exchange, we gave eFund Capital partners, 2,000,000 shares of common stock and 200 shares of Series A Convertible Preferred Stock. The managing members of eFund Capital Partners, LLC are Barrett Evans and Jeffrey Conrad. Mr. Evans and Mr. Conrad jointly have authority regarding the portfolio management decisions with respect to the shares of common stock owned by the selling security holder.  Mr. Evans and Mr. Conrad may be deemed to have dispositive and voting power over the shares of the common stock owned by the selling security holder.  However, Mr. Evans and Mr. Conrad do not have the right to receive dividends from or the proceeds from the sale of such common stock by the selling shareholder and they disclaim any beneficial ownership of such shares of common stock.  Mr. Evans and Mr. Conrad have both been directors of ours since May 2004.

Comment 65

Please describe in greater detail the nature of the “restructuring of certain notes payable and capital leases” that resulted in a gain of $275,000.

Amended on pages 44 and 45.

Gross Profit (Loss). Our gross profit decreased by $154,000  from 1,370,000   for 2003 to 1,220,000 for 2004. Similarly, gross profit as a percentage of net sales decreased from 21.2% for 2003 19.7% for 2004. The decrease in gross profit for 2004 is primarily attributable to the decrease in net sales while fixed manufacturing costs remained relatively unchanged.  Our Gross profit as a percent of sales has decreased from 19.7%  in 2004 to 18.3% for the 6 months ended June 30, 2005, mainly as a result of pricing pressures from Newport corporation and Celerity.

In 2004, the company incurred a net loss of ($918,000) an improvement of $322,000 over the 2003 loss of ($1,240,000).  This was primarily due to a gain on restructuring of certain notes payable and capital leases, totaling 275,000.   As of April 5, 2004 the company had a line of credit in the amount of $1,078676, with Camel financial, Inc.  On April 6, 2004 the loan was paid down by $618,676 and the company entered into a new loan agreement in the amount of $460,000,  the provisions had a discount of $200,000 if paid in full by February 2006.  In December of  the company paid an additional $75,000 and Camel agreed to discount the note by the $200,000 at that time, which was recognized as a gain on settlement of debt.  The company entered into a new amortizing line of  credit in the amount of $140,000.The company had negotiated various other settlements, with vendors that resulted in a net gain of $75,000, recognized as a gain on settlement of debt for the year ended 2004.

Also certain pieces of manufacturing equipment are nearing the end there useful lives, resulting in a decrease in depreciation expense of $58,000 from 2003 of $299,000 to 2004 of

$241,000.  The company Incurred  a net loss of $321,684 and $543,211 for the 6 months ended June 30, 2005 and 2004 respectively.  The improvement is due to decreased operating costs, mainly derived from lowered interest cost a result of the restructuring of the lines of credit.

Comment 66

Identify the “financial institution” with which the company has the $1,100,000 revolving line of credit.

The company to not have but had a 1,100,000 revolving line of credit with Camel Financial, Inc.  It has been amended to read as follows on page 42.

The company had a revolving line of credit (the “Line”) with a financial institution, Camel Financial, Inc.,  which allowed them to borrow a maximum of $1,100,000 based on 80% of eligible accounts receivable, as defined.  Borrowings under the Line, bore interest at prime (4.25% plus 10.5% per annum) were secured by substantially all of the company’s assets and are personally guaranteed by the stockholders.  In March 2004 the Line was restructured into a term loan in the amount of $500,000. Terms of the Note were: (1) monthly installment payments of $5,000, (2) interest at the rate of 4% plus the prime rate by the agent (3) secured by accounts receivable (4) with a discount provision of $200,000 after timely payments of the first $300,000.  In December 2004, the note was restructured into a new line of credit and discounted by $200,000. This new line of credit allows the company to borrow a maximum of $125,000 based on 80% of eligible accounts receivables, payable in monthly installments of $5,000 plus interest at the rate of 4% plus the prime-lending rate.  As of June 30, 2005, the company had borrowed $120,114.  The company has an additional unsecured line of credit in the amount of $775,000.  Borrowings under the Line of credit bear interest at the rate of 15% (10% paid in cash and 5% paid in common stock in the company) per annum.   As of June 30, 2005 the company had an outstanding balance against this line of credit in the amount of $580,000. The company has not been successful at replacing the existing line of credit.  The company has secured additional lines of credit, for a total of $725,000, as follows, with restructured terms as follows:

Comment 67

Please disclose the number of common shares issued to eFund Capital Partners as interest payment under the $150,000 credit line agreement.  Indicate whether eFund Capital Partners has any discretion in deciding whether to accept interest payments in the form of cash or common stock.  In your response letter, indicate whether any of the shares offered for resale by eFund Capital Partners were issued as interest payment.  Provide similar information for the $150,000 credit line agreement with Ashford Capital, LLC, $200,000 credit line agreement with Benner Exemption Trust, $100,000 credit line agreement with Edward Lassiter, and $75,000 credit line agreement with Rufina V. Paniego.

The text was amended to include the shares issued under the credit lines.  Please see pages 46 and 47.  The amended text has been underlined below.

On January 1, 2005 we entered into a credit line agreement with eFund Capital Partners, LLC for $150,000.  This is an interest only line of credit.  There are no scheduled principal payments due other than on March 22, 2007, when the entire outstanding balance plus any accrued and unpaid interest will be due and payable in full.  Interest will accrue at the rate of 15% per annum payable as follows: (a) 10% will be paid on a monthly basis in US dollars based on the average outstanding balance of the previous month and (b) 5% will be paid in common stock of the company at the end of each quarter based on the average outstanding balance for the previous quarter.  The Interest due will be converted to our common stock at the price of $0.80 per share. This transaction is no less favorable than if we had entered into  it  on  an  arms  length  basis  with an unrelated third party because the company  was  not  aware of any other creditors willing to provide a loan for 15% or less interest.  As of  June 30, 2005 the outstanding balance was $75,000. and we have issued 2,772 shares of common stock. The holders of the notes do not have discretion in deciding whether to accept interest in the form of cash or common stock.  None of the stock is being registered under this prospectus or being offered for resale.

8. On January 1, 2005  we entered into a credit line agreement with Ashford Capital, LLC for $150,000 .  This is an interest only line of credit.  There are no scheduled principal payments due other than on March 22, 2007, when the entire outstanding balance plus any accrued and unpaid interest will be due and payable in full.  Interest will accrue at the rate of 15% per annum payable as follows: (a) 10% will be paid on a monthly basis in US dollars based on the average outstanding balance of the previous month and (b) 5% will be paid in common stock of the company at the end of each quarter based on the average outstanding balance for the previous quarter.  The Interest due will be converted to our common stock at the price of $0.80 per share. This transaction is no less favorable than if we had entered into  it  on  an  arms  length  basis  with an unrelated third party because the company  was  not  aware of any other creditors willing to provide a loan for 20% or less interest.   As of June 30, 2005 the outstanding balance was $100,000 and has been issued 4,320. The holders of the notes do not have discretion in deciding weather to accept interest in the form of cash or common stock.  None of the stock is being registered under this prospectus or being offered for resale.

9. On March 8, 2005 we entered into a credit line agreement with Benner Exemption Trust for $200,000 .  This is an interest only line of credit.  There are no scheduled principal payments due other than on March 22, 2007, when the entire outstanding balance plus any accursed and unpaid interest will be due and payable in full.  Interest will accrue at the rate of 15% per annum payable as follows: (a) 10% will be paid on a monthly basis in US dollars based on the average outstanding balance of the previous month and (b) 5% will be paid in common stock of the company at the end of each quarter based on the average outstanding balance for the previous quarter.  The Interest due will be converted to our common stock at the price of $0.80 per share. This transaction is no less favorable than if we had entered into  it  on  an  arms  length  basis  with an unrelated third party because the company  was  not  aware of any other creditors willing to provide a loan for 20% or less interest. As of  June 30, 2005 the outstanding balance was  $140,000. Dennis Benner is a director of ours and controls the Benner Exemption Trust.  Mr. Benner has also been issued 3,192 shares of common stock. The holders of the notes do not have discretion in deciding weather to accept interest in the form of cash or common stock.  None of the stock is being registered under this prospectus or being offered for resale.

10. On March 22, 2005  we entered into a credit line agreement with Edward Lassiter for $100,000 .  This is an interest only line of credit.  There are no scheduled principal payments due other than on March 22, 2007, when the entire outstanding balance plus any accrued and unpaid interest will be due and payable in full.  Interest will accrue at the rate of 15% per annum payable as follows: (a) 10% will be paid on a monthly basis in US dollars based on the average outstanding balance of the previous month and (b) 5% will be paid in common stock of the company at the end of each quarter based on the average outstanding balance for the previous quarter.  The Interest due will be converted to our common stock at the price of $0.80 per share. This transaction is no less favorable than if we had entered into  it  on  an  arms  length  basis  with an unrelated third party because the company  was  not  aware of any other creditors willing to provide a loan for 20% or less interest. As of  June 30, 2005 the outstanding balance was $140,000.  Edward Lassiter is a shareholder of ours and holds his shares in The Edward & Mildred Lassiter Restated Family Trust and The Edward & Mildred Lassiter Restated Family Trust dated April 14, 2000.  Mr. Lassiter currently holds 312,500 shares of our common stock which is 9% of the outstanding shares of common stock.  Mr. Lassiter has received 2,102 shares of common stock.  The holders of the notes do not have discretion in deciding weather to accept interest in the form of cash or common stock.  None of the stock is being registered under this prospectus or being offered for resale.

11. On January 1, 2005 we entered into a credit line agreement with Rufina V. Paniego for $75,000 .  This is an interest only line of credit.  There are no scheduled principal payments due other than on March 22, 3007, when the entire outstanding balance plus any accrued and unpaid interest will be due and payable in full.  Interest will accrue at the rate of 15% per annum payable as follows: (a) 10% will be paid on a monthly basis in US dollars based on the average outstanding balance of the previous month and (b) 5% will be paid in common stock of the company at the end of each quarter based on the average outstanding balance for the previous quarter.  The Interest due will be converted to our common stock at the price of $0.80 per share. This transaction is no less favorable than if we had entered into  it  on  an  arms  length  basis  with an unrelated third party because the company  was  not  aware of any other creditors willing to provide a loan for 20% or less interest. T As of  June 30, 2005 the outstanding balance was  $75,000.  Rufina Paniego is the wife of Reza Zarif who is our founder, COO and director.  Mrs. Paniego has received 3,041 shares of common stock. The holders of the notes do not have discretion in deciding weather to accept interest in the form of cash or common stock.  None of the stock is being registered under this prospectus or being offered for resale.

Comment 68

Please provide disclosures in the notes to the financial statements for the related party transactions described on pages 58 to 60.  Your disclosure should include all applicable information required by paragraph 2 to SFAS no. 57.

We amended the text of the related party transactions on page 50-53 to include the information required by paragraph 2 to SFAS no. 57.  Please see underlined text below.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The company  leases its 35,000 sq/ft facility for $20,000 per month from Kambiz Mahdi, Reza Zarif and Pacific Sail Bay Trust.   Kambiz Mahdi is a co-founder and a director of the company.  Reza Zarif is the chief executive officer and a director of the company.   Pacific Sail Bay Trust is managed by Frank Kavanaugh.  Frank Kavanaugh is also the managing member of Ashford Capital, LLC, and Apt Leadership, LLC and the managing partner of Ashford Transition Fund, L.P.  Furthermore, Mr. Kavanaugh was a director of the company from July 2004 to December 2004. Total payments made during the 6 months ended June 30, 2005 were $110,422, with an unpaid balance of $12,851 at June 30, 2005

Jeffrey Conrad provides legal services for the company and receives a monthly retainer of $2,500 and is one of the company directors.  Jeffrey Conrad is also a managing member of eFund Capital Partners, LLC.  Mr. Conrad jointly has authority regarding the portfolio management decisions with respect to the shares of common stock owned by eFund Capital Partners, LLC. Mr. Conrad may be deemed to have dispositive and voting power over the shares of the common stock owned by the selling security holder.  However, Mr. Conrad does not have the right to receive dividends from or the proceeds from the sale of such common stock by the selling shareholder and they disclaim any beneficial ownership of such shares of common stock.  eFund Capital Partners, LLC received their shares pursuant to an investment agreement with us in April of 2004. Total payments made during the 6 months ended June 30, 2005 were $110,422, with an unpaid balance of $12,500 at June 30, 2005

In May of 2004 we issued 2,000,000 each to our two founders, Kambiz Mahdi and Reza Zarif, for no cash consideration when converted the corporation from an S to a C corporation in order for the two founders to maintain ownership in the corporation going forward.

In May of 2004 we entered into an agreement with eFund Capital Partners, LLC whereby eFund invested $200,000 and agreed to provide strategic assistance to us.  In exchange, we gave eFund Capital Partners, 2,000,000 shares of common stock and 200 shares of Series A Convertible Preferred Stock. The managing members of eFund Capital Partners, LLC are Barrett Evans and Jeffrey Conrad. Mr. Evans and Mr. Conrad jointly have authority regarding the portfolio management decisions with respect to the shares of common stock owned by the selling security holder.  Mr. Evans and Mr. Conrad may be deemed to have dispositive and voting power over the shares of the common stock owned by the selling security holder.  However, Mr. Evans and Mr. Conrad do not have the right to receive dividends from or the proceeds from the sale of such common stock by the selling shareholder and they disclaim any beneficial ownership of such shares of common stock.  Mr. Evans and Mr. Conrad have both been directors of ours since May 2004.

In May of 2004 the company issued 100 shares of Series A Preferred Stock to Kambiz Mahdi pursuant to a Series A Convertible Preferred Stock Agreement.

In May of 2004 the company issued 100 shares of Series A Preferred Stock to Reza Zarif pursuant to a Series A Convertible Preferred Stock Agreement.

In July 2004 eFund Capital Partners, LLC assigned 1,000,000, shares of common stock and 33 shares of Series A Convertible Preferred Stock to Ashford Capital, LLC. The Managing Member of Ashford Capital, LLC is Frank Kavanaugh.  Mr. Kavanaugh has authority regarding the portfolio management decisions with respect to the shares of common stock owned by the selling security holder.  Mr. Kavanaugh may be deemed to have dispositive and voting power over the shares of the common stock owned by the selling security holder.  However, Mr. Kavanaugh does not have the right to receive dividends from or the proceeds from the sale of such common stock by the selling shareholder and disclaims any beneficial ownership of such shares of common stock.  Ashford Capital, LLC received there shares pursuant to an assignment agreement with eFund Capital Partners, LLC.  Ashford Capital, LLC and eFund Capital Partners, LLC have no affiliation.  Mr. Kavanaugh was a director of ours from May 2004 until December 2004.  eFund assigned its shares to Ashford as a result of eFund realizing they needed more assistance with restructuring the company’s business operations and they want Ashford to also be involved in assisting them with the Probe’s restructure.

On January 1, 2005 we entered into a credit line agreement with Rufina V. Paniego for $75,000.  This is an interest only line of credit.  There are no scheduled principal payments due other than on March 22, 2007, when the entire outstanding balance plus any accrued and unpaid interest will be due and payable in full.  Interest will accrue at the rate of 20% per annum payable as follows: (a) 12% will be paid on a monthly basis in US dollars based on the average outstanding balance of the previous month and (b) 8% will be paid in common stock of the company at the end of each quarter based on the average outstanding balance for the previous quarter.  The Interest due will be converted to our common stock at the price of $0.80 per share. This transaction is no less favorable than if the company had entered into it on an arms length basis with an unrelated third party because the company was not aware of any other creditors willing to provide a loan for 20% or less interest. There is currently an outstanding balance of $75,000 as of June 30, 2005.  Rufina Paniego is the wife of Reza Zarif who is the company’s founder, COO and director. Total payments made during the 6 months ended June 30, 2005 consisted of $0 in principal and $3,345 of interest , with accrued interest payable of  $3,287 at June 30, 2005.

In July of 2004 eFund Capital Partners, LLC assigned 67 shares of Series A Convertible Preferred Stock to Apt Leadership, LLC as consideration for Apt Leadership, LLC’s assistance in helping restructuring our company. The Managing Member of Apt Leadership, LLC is Frank Kavanaugh.  Mr. Kavanaugh has authority regarding the portfolio management decisions with respect to the shares of common stock owned by the selling security holder.  Mr. Kavanaugh may be deemed to have dispositive and voting power over the shares of the common stock owned by the selling security holder.  However, Mr. Kavanaugh does not have the right to receive dividends from or the proceeds from the sale of such common stock by the selling shareholder and disclaims any beneficial ownership of such shares of common stock.  Apt Leadership, LLC and eFund Capital Partners, LLC have no affiliation.  Mr. Kavanaugh was a director of ours from May 2004 until December 2004.

In September of 2004 we issued the Ashford Transition Fund, L.P 40 shares of the company’s  Series A Convertible Preferred Stock as consideration for a loan they gave the company in the amount of $456,000.  Frank Kavanaugh is the managing partner of Ashford Transition Fund, L.P.  Total payments made during the 6 months ended June 30, 2005 consisted of $0 in principal and $60,060 of interest , with accrued interest of $20,020 at June 30, 2005.

In September of 2004 eFund Capital Partners, LLC assigned 30 shares of Series A Convertible Preferred Stock to Dennis Benner.  Dennis Benner is a director of ours and acquired shares in our private placement memorandum dated July 15, 2004 as restated and amended on November 16, 2004 through  “The DW & JS Benner Family Trust.” Mr. Benner has dispositive and voting power over the shares in The DW & JS Benner Family Trust and claims beneficial ownership of them.  Mr. Benner and eFund Capital Partners, LLC have no affiliation.

On January 1, 2005, we entered into a credit line agreement with eFund Capital Partners, LLC for $150,000.  This is an interest only line of credit.  There are no scheduled principal payments due other than on March 22, 2007, when the entire outstanding balance plus any accrued and unpaid interest will be due and payable in full.  Interest will accrue at the rate of 20% per annum payable as follows: (a) 12% will be paid on a monthly basis in US dollars based on the average outstanding balance of the previous month and (b) 8% will be paid in common stock of the company at the end of each quarter based on the average outstanding balance for the previous quarter.  The interest due will be converted to our common stock at the price of $0.80 per share. This transaction is no less favorable than if the company had entered into it on an arms length basis with an unrelated third party because the company was not aware of any other creditors willing to provide a loan for 20% or less interest.  There is currently an outstanding balance of $75,000 as of June 30, 2005.  Total payments made during the 6 months ended June 30, 2005 consisted of $0 in principal and $3,890 of interest , with accrued interest payable of  $4,029 at June 30, 2005.

In December of 2004 we issued eFund Capital Partners, LLC 3,500 shares of Series B Convertible Preferred Stock pursuant to a Series B Convertible Preferred Stock Purchase Agreement.  The company received $350,000 as consideration. The managing members of eFund Capital Partners, LLC are Barrett Evans and Jeffrey Conrad. Mr. Evans and Mr. Conrad jointly have authority regarding the portfolio management decisions with respect to the shares of common stock owned by the selling security holder.  Mr. Evans and Mr. Conrad may be deemed to have dispositive and voting power over the shares of the common stock owned by the selling security holder.  However, Mr. Evans and Mr. Conrad do not have the right to receive dividends from or the proceeds from the sale of such common stock by the selling shareholder and they disclaim any beneficial ownership of such shares of common stock.  Mr. Evans and Mr. Conrad have both been directors of ours since May 2004.

In December of 2004 we issued Kambiz Mahdi 4,500 shares of Series B Convertible Preferred Stock pursuant to a Series B Convertible Preferred Stock Purchase Agreement.  The company received $450,000 as consideration.   Kambiz Mahdi is one of our founders and a director of ours.  Mr. Mahdi has dispositive and voting power over his shares and claims beneficial ownership of them.  He is all the rights pursuant to such ownership.

In December of 2004 we issued Reza Zarif 4,500 shares of Series B Convertible Preferred Stock pursuant to a Series B Convertible Preferred Stock Purchase Agreement.  The company received $450,000 as consideration.  Reza Zarif is our chief executive officer and a director of ours.  Mr. Zarif has dispositive and voting power over his shares and claims beneficial ownership of them.  He has all the rights pursuant to such ownership.

On December 31, 2004, Ashford Capital, LLC, eFund Capital Parnters, LLC each returned 750,000 shares of common stock to the company for cancellation and Kambiz Mahdi and Reza Zarif each returned 1,750,000 shares to the company for cancellation.  This transaction took place because our board of directors and our large inside shareholders thought it was in the best interest of the company to reduce the number of outstanding shares of common stock.

On January 1, 2005 we entered into a credit line agreement with Ashford Capital, LLC for $150,000.  This is an interest only line of credit.  There are no scheduled principal payments due other than on March 22, 2007, when the entire outstanding balance plus any accrued and unpaid interest will be due and payable in full.  Interest will accrue at the rate of 20% per annum payable as follows: (a) 12% will be paid on a monthly basis in US dollars based on the average outstanding balance of the previous month and (b) 8% will be paid in common stock of the company at the end of each quarter based on the average outstanding balance for the previous quarter.  The Interest due will be converted to our common stock at the price of $0.80 per share. This transaction is no less favorable than if the company had entered into it on an arms length basis with an unrelated third party because the company was not aware of any other creditors willing to provide a loan for 20% or less interest.  There is currently an outstanding balance of $100,000 as of  June 30, 2005.  Total payments made during the 6 months ended June 30, 2005 consisted of $0 in principal and $5,104 of interest , with accrued interest payable of  $4,882 at June 30, 2005.

On January 1, 2005 we entered into a credit line agreement with Rufina V. Paniego for $75,000.00.  This is an interest only line of credit.  There are no scheduled principal payments due other than on March 22, 3007, when the entire outstanding balance plus any accrued and unpaid interest will be due and payable in full.  Interest will accrue at the rate of 20% per annum payable as follows: (a) 12% will be paid on a monthly basis in US dollars based on the average outstanding balance of the previous month and (b) 8% will be paid in common stock of the company at the end of each quarter based on the average outstanding balance for the previous quarter.  The Interest due will be converted to our common stock at the price of $0.80 per share. This transaction is no less favorable than if we had entered into  it  on  an  arms  length  basis  with an unrelated third party because the company  was  not  aware of any other creditors willing to provide a loan for 20% or less interest. There is currently an outstanding balance of $75,000.  Rufina Paniego is the wife of Reza Zarif who is our founder, COO and director.

On March 8, 2005 we entered into a credit line agreement with Benner Exemption Trust for $200,000.  This is an interest only line of credit.  There are no scheduled principal payments due other than on March 22, 2007, when the entire outstanding balance plus any accursed and unpaid interest will be due and payable in full.  Interest will accrue at the rate of 20% per annum payable as follows: (a) 12% will be paid on a monthly basis in US dollars based on the average outstanding balance of the previous month and (b) 8% will be paid in common stock of the company at the end of each quarter based on the average outstanding balance for the previous quarter.  The Interest due will be converted to our common stock at the price of $0.80 per share. This transaction is no less favorable than if the company had entered into it on an arms length basis with an unrelated third party because the company was not aware of any other creditors willing to provide a loan for 20% or less interest. There is currently an outstanding balance of $140,000 as of June 30, 2005. Dennis Benner is a director of the company and controls the Benner Exemption Trust. Total payments made during the 6 months ended June 30, 2005 consisted of $0 in principal and $2,738 of interest , with accrued interest payable of  $3,780 at June 30, 2005.

On March 22, 2005 we entered into a credit line agreement with Edward Lassiter for $100,000.  This is an interest only line of credit.  There are no scheduled principal payments due other than on March 22, 2007, when the entire outstanding balance plus any accrued and unpaid interest will be due and payable in full.  Interest will accrue at the rate of 20% per annum payable as follows: (a) 12% will be paid on a monthly basis in US dollars based on the average outstanding balance of the previous month and (b) 8% will be paid in common stock of the company at the end of each quarter based on the average outstanding balance for the previous quarter.  The Interest due will be converted to our common stock at the price of $0.80 per share. This transaction is no less favorable than if the company had entered into it on an arms length basis with an unrelated third party because the company was not aware of any other creditors willing to provide a loan for 20% or less interest. There is currently an outstanding balance of $140,000 as of June 30 2005.  Edward Lassiter is a shareholder of the company and holds his shares in The Edward & Mildred Lassiter Restated Family Trust and The Edward & Mildred Lassiter Restated Family Trust dated April 14, 2000.  Mr. Lassiter currently holds 312,500 shares of the company’s common stock, which is 9% of the outstanding shares of common stock.  Total payments made during the 6 months ended June 30, 2005 consisted of $0 in principal and $493 of interest , with accrued interest payable of  $3,304 at June 30, 2005.

Additional Information, page 62

Comment 69

Please revise to state the SEC’s new address: 100 F Street, NE, Washington, DC 20549.

The address was changed on page 54.

Comment 70

Please make a reference under this caption to the location of the financial statements.  Please note that the required financial statements should be included in the prospectus and not in Exhibit 99.5 to the registration statement.

The Financial section has been included in the document and exhibit 99.5 has been reviewed.

Comment 71

Please state the applicable exemption, with the necessary factual support, for each of the unregistered sales described on pages 64-65.  See Item 701 of Regulation S-B.

The text has been amended please see pages 59-63 and underlined text below.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

In May of 2004 we issued 2,000,000 each to our two founders, Kambiz Mahdi and Reza Zarif, for no cash consideration when converted the corporation from an S to a C corporation in order for the two founders to maintain ownership in the corporation going forward.

From June 16, 2004 to March 31, 2005 the company sold 234,587 common stock units pursuant to a Private Placement Memorandum at $8.00 per unit to 53 individuals generating net proceeds of $1,876,700.00.  Each Unit entitled the holder to purchase ten (10) shares of common stock.  In addition, each unit entitled the holder to purchase a total of 10 shares of Probe common stock through the exercise of warrants as follows: Class A Warrants, 5 shares at a price of $2.00 per share for a period of 12 months from November 16, 2004, which shall be November 15, 2005; and, Class B Warrants, 5 shares at a price of $3.00 per share for a period of 18 months from November 16, 2004, which shall be May 15, 2006.

The sales set forth above were undertaken under Rule 506 of Regulation D under the Securities Act of 1933, as amended ("Act"), by the fact that:

•

the sales were made to sophisticated or accredited investors, as defined in Rule 502;

•

the company gave each purchaser the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain any additional information which the company possessed or could acquire without unreasonable effort or expense that is necessary to verify the accuracy of information furnished;

•

at a reasonable time prior to the sale of securities, the company advised each purchaser of the limitations on resale in the manner contained in Rule 502(d)2;

•

neither the company nor any person acting on its behalf sold the securities by any form of general solicitation or general advertising; and

•

the company exercised reasonable care to assure that each purchaser of the securities is not an underwriter within the meaning of Section 2(11) of the Securities Act of 1933 in compliance with Rule 502(d).

In May of 2004 we entered into an agreement with eFund Capital Partners, LLC whereby eFund invested $200,000 and agreed to provide strategic assistance to us.  In exchange, we gave eFund Capital partners, 2,000,000 shares of common stock and 200 shares of Series A Convertible Preferred Stock. The managing members of eFund Capital Partners, LLC are Barrett Evans and Jeffrey Conrad. Mr. Evans and Mr. Conrad jointly have authority regarding the portfolio management decisions with respect to the shares of common stock owned by the selling security holder.  Mr. Evans and Mr. Conrad may be deemed to have dispositive and voting power over the shares of the common stock owned by the selling security holder.  However, Mr. Evans and Mr. Conrad do not have the right to receive dividends from or the proceeds from the sale of such common stock by the selling shareholder and they disclaim any beneficial ownership of such shares of common stock.  Mr. Evans and Mr. Conrad have both been directors of ours since May 2004. The sales set forth above were undertaken under Rule 506 of Regulation D under the Securities Act of 1933, as amended("Act"), by the fact that:

•

the sales were made to sophisticated or accredited investors, as defined in Rule 502;

•

the company gave each purchaser the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain any additional information which the company possessed or could acquire without unreasonable effort or expense that is necessary to verify the accuracy of information furnished;

•

at a reasonable time prior to the sale of securities, the company advised each purchaser of the limitations on resale in the manner contained in Rule 502(d)2;

•

neither the company nor any person acting on its behalf sold the securities by any form of general solicitation or general advertising; and

•

the company exercised reasonable care to assure that each purchaser of the securities is not an underwriter within the meaning of Section 2(11) of the Securities Act of 1933 in compliance with Rule 502(d).

In May of 2004 the company issued 200 shares of Series A Preferred Stock to Kambiz Mahdi pursuant to a Series A Convertible Preferred Stock Agreement. The sales set forth above were undertaken under Rule 506 of Regulation D under the Securities Act of 1933, as amended("Act"), by the fact that:

•

the sales were made to sophisticated or accredited investors, as defined in Rule 502;

•

the company gave each purchaser the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain any additional information which the company possessed or could acquire without unreasonable effort or expense that is necessary to verify the accuracy of information furnished;

•

at a reasonable time prior to the sale of securities, the company advised each purchaser of the limitations on resale in the manner contained in Rule 502(d)2;

•

neither the company nor any person acting on its behalf sold the securities by any form of general solicitation or general advertising; and

•

the company exercised reasonable care to assure that each purchaser of the securities is not an underwriter within the meaning of Section 2(11) of the Securities Act of 1933 in compliance with Rule 502(d).

In May of 2004 the company issued 200 shares of Series A Preferred Stock to Reza Zarif pursuant to a Series A Convertible Preferred Stock Agreement. The sales set forth above were undertaken under Rule 506 of Regulation D under the Securities Act of 1933, as amended("Act"), by the fact that:

•

the sales were made to sophisticated or accredited investors, as defined in Rule 502;

•

the company gave each purchaser the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain any additional information which the company possessed or could acquire without unreasonable effort or expense that is necessary to verify the accuracy of information furnished;

•

at a reasonable time prior to the sale of securities, the company advised each purchaser of the limitations on resale in the manner contained in Rule 502(d)2;

•

neither the company nor any person acting on its behalf sold the securities by any form of general solicitation or general advertising; and

•

the company exercised reasonable care to assure that each purchaser of the securities is not an underwriter within the meaning of Section 2(11) of the Securities Act of 1933 in compliance with Rule 502(d).

In September of 2004 we issued the Ashford Transition Fund, L.P 40 shares of our Series A Convertible Preferred Stock as consideration for a loan they gave the company in the amount of $456,000.00. Frank Kavanaugh is the managing partner of Ashford Transition Fund, L.P. The sales set forth above were undertaken under Rule 506 of Regulation D under the Securities Act of 1933, as amended("Act"), by the fact that:

•

the sales were made to sophisticated or accredited investors, as defined in Rule 502;

•

the company gave each purchaser the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain any additional information which the company possessed or could acquire without unreasonable effort or expense that is necessary to verify the accuracy of information furnished;

•

at a reasonable time prior to the sale of securities, the company advised each purchaser of the limitations on resale in the manner contained in Rule 502(d)2;

•

neither the company nor any person acting on its behalf sold the securities by any form of general solicitation or general advertising; and

•

the company exercised reasonable care to assure that each purchaser of the securities is not an underwriter within the meaning of Section 2(11) of the Securities Act of 1933 in compliance with Rule 502(d).

In December of 2004 we issued eFund Capital Partners, LLC 3,500 shares of Series B Convertible Preferred Stock pursuant to a Series B Convertible Preferred Stock Purchase Agreement.  eFund converted $350,000 worth of debt into the Series B stock. The managing members of eFund Capital Partners, LLC are Barrett Evans and Jeffrey Conrad. Mr. Evans and Mr. Conrad jointly have authority regarding the portfolio management decisions with respect to the shares of common stock owned by the selling security holder.  Mr. Evans and Mr. Conrad may be deemed to have dispositive and voting power over the shares of the common stock owned by the selling security holder.  However, Mr. Evans and Mr. Conrad do not have the right to receive dividends from or the proceeds from the sale of such common stock by the selling shareholder and they disclaim any beneficial ownership of such shares of common stock.  Mr. Evans and Mr. Conrad have both been directors of ours since May 2004. The sales set forth above were undertaken under Rule 506 of Regulation D under the Securities Act of 1933, as amended("Act"), by the fact that:

•

the sales were made to sophisticated or accredited investors, as defined in Rule 502;

•

the company gave each purchaser the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain any additional information which the company possessed or could acquire without unreasonable effort or expense that is necessary to verify the accuracy of information furnished;

•

at a reasonable time prior to the sale of securities, the company advised each purchaser of the limitations on resale in the manner contained in Rule 502(d)2;

•

neither the company nor any person acting on its behalf sold the securities by any form of general solicitation or general advertising; and

•

the company exercised reasonable care to assure that each purchaser of the securities is not an underwriter within the meaning of Section 2(11) of the Securities Act of 1933 in compliance with Rule 502(d).

In December of 2004 we issued Kambiz Mahdi 450,000 shares of Series B Convertible Preferred Stock pursuant to a Series B Convertible Preferred Stock Purchase Agreement.  Mr. Mahdi converted $450,000 worth of debt into Series B stock.   Kambiz Mahdi is one of our founders and a director of ours.  Mr. Mahdi has dispositive and voting power over his shares and claims beneficial ownership of them.  He is all the rights pursuant to such ownership. The sales set forth above were undertaken under Rule 506 of Regulation D under the Securities Act of 1933, as amended("Act"), by the fact that:

•

the sales were made to sophisticated or accredited investors, as defined in Rule 502;

•

the company gave each purchaser the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain any additional information which the company possessed or could acquire without unreasonable effort or expense that is necessary to verify the accuracy of information furnished;

•

at a reasonable time prior to the sale of securities, the company advised each purchaser of the limitations on resale in the manner contained in Rule 502(d)2;

•

neither the company nor any person acting on its behalf sold the securities by any form of general solicitation or general advertising; and

•

the company exercised reasonable care to assure that each purchaser of the securities is not an underwriter within the meaning of Section 2(11) of the Securities Act of 1933 in compliance with Rule 502(d).

In December of 2004 we issued Reza Zarif 450,000 shares of Series B Convertible Preferred Stock pursuant to a Series B Convertible Preferred Stock Purchase Agreement.  Mr. Zarif converted $450,000 worth of debt into Series B stock.  Reza Zarif is our chief executive officer and a director of the company.  Mr. Zarif has dispositive and voting power over his shares and claims beneficial ownership of them.  He is all the rights pursuant to such ownership. The sales set forth above were undertaken under Rule 506 of Regulation D under the Securities Act of 1933, as amended("Act"), by the fact that:

•

the sales were made to sophisticated or accredited investors, as defined in Rule 502;

•

the gave each purchaser the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain any additional information which the company possessed or could acquire without unreasonable effort or expense that is necessary to verify the accuracy of information furnished;

•

at a reasonable time prior to the sale of securities, the company advised each purchaser of the limitations on resale in the manner contained in Rule 502(d)2;

•

neither the company nor any person acting on its behalf sold the securities by any form of general solicitation or general advertising; and

•

the company exercised reasonable care to assure that each purchaser of the securities is not an underwriter within the meaning of Section 2(11) of the Securities Act of 1933 in compliance with Rule 502(d).

Comment 72

Please delete the undertaking relating to Rule 430A; your offering is not relying on such rule.

The text referring to Rule 430A has been deleted please see pages 64-65

Comment 73

Please ensure that your principal accounting officer or controller, or person acting in such capacity, signs the registration statement, as required by Form SB-2.

The controller, John Bennett signed the registration statement in his capacity.  Please se page 66.

Comment 74

We note that the opinion is dated as of June 3, 2005 and that counsel “disclaims any obligation to advise…of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein.”  Prior to effectiveness, please provide an updated legality opinion.

The opinion of counsel, Catherine Basinger, has been updated.  Please see Exhibit 5.1.

Comment 75

Please request your auditors to revise their report for the following:

•

To make reference to the Standards of the Public Company Accounting Oversight Board in accordance with auditing standard no. 1 of the PCAOB; and,

•

To include a signed audit report.

The report has been amended to include reference to the Standards of the Public Company Accounting Oversight Board in accordance with auditing standard no. 1 of the PCAOB and signed please see report on page F-1.

Added Text on Page F-1

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (Unites States) in accordance with auditing standard No. 1 of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

Comment 76

We note that the auditor’s report refers to the statements of operations and stockholder’s deficit; however, you have included the income statement and statement of stockholders equity.  Please revise the auditor’s report or the titles to the financial statements presented on pages F-3 and F-4.

The titles to the financial statements have been changed please see pages F-1 to F-6.

Comment 77

We note in fourth paragraph that your current auditors, Jasper & Hall, make reference to the report of “Other accountants” for the fiscal year 2003.  Based on the information appearing in Exhibit 23.3, please include in the amended filing the audit report of Michael Johnson & Company, LLC, who audited the financial statements for the fiscal year ended December 31, 2003.  Refer to Rule 2-05 of Regulation S-X.

The audit report of Michael Johnson & Company, LLC has been included.  Please see F-2.

Comment 78

It appears to us that the number of Preferred B stock issued and outstanding on page F-2 and page F-17 should be 12,500 instead of 1,250.  Also, you indicate that the number of common stock issued and outstanding were 2,613,125, while you indicate that the authorized common stock was 10,000.  Please revise the disclosure presented under this caption to agree with the information presented in Note 9- Capital Stock transactions, on page F-12.

The amount of Preferred B Stock outstanding has been adjusted to 12,500 on F-3 and F-25.   Furthermore, the amount outstanding of 2,613,125 fir 2004 and 10,000 for fiscal year 2003 have been accurately stated on F-3, F-25 and in note 9 on F-14.

Comment 79

Please explain to us how you determined the weighted average number of common shares outstanding disclosed on page F-3.

The weighted average has been adjusted and has been amended on page  F-4 and on pages 7 and 8.

		WEIGHTED AVERAGE
		NUMBER OF SHARES CALCULATION

2004 Month	New Shares Issued	Shares Redeemed	Outstanding Number of Shares	Number of Months Outstanding	Weighted Avg
Jan			10,000	12	10,000
Feb	-		10,000	11	-
Mar	-		10,000	10	-
Apr	-		10,000	9	-
May	5,990,000		6,000,000	8	3,993,333
Jun	125,000		6,125,000	7	72,917
Jul	262,500		6,387,500	6	131,250
Aug	68,750		6,456,250	5	28,646
Sep	137,500		6,593,750	4	45,833
Oct	568,750		7,162,500	3	142,188
Nov	162,500		7,325,000	2	27,083
Dec	288,125	(5,000,000)	2,613,125	1	(392,656)

Weighted Average Shares as of 12/31/2004					4,058,594

Comment 80

It is unclear to us why you have shown the stock issued for debt as cash flows from operating activities.  It appear to us it should be treated as the cash flows from financing activity.  Refer to paragraph 32 to SFAS no. 95.

We have amended our cash flow statement on page F-6.

Cash Flows from Financing Activities
Bank overdraft	(51,235)	151,802
Borrowings / (Payments) on line of credit, net	(810,719)	169,083
Advances from related parties	-	130,166

Distributions	-	(115,932)
Proceeds from long term debt	221,900	-
Stock issued for debt	994,488	-
Principal payments on capital lease obligations	(51,766)	(91,344)
Proceeds from sale of stock	1,455,000	-
Proceeds from notes payable	531,000	-
Cash Flows Provided By Financing Activities	2,288,668	243,775

Comment 81

Please disclose under the caption “Supplemental Information,” or in the notes to the financial statements, the information about non-cash issuance of equity securities during the fiscal years ended December 31, 2004 and December 31, 2003.  Refer to paragraph 32 to SFAS no. 95.

We have amended our cash flow statement on page F-6 and F-7.

Non-cash investing and financing activities
Issuance of 12,500 shares of preferred B stock in exchange for cancellation of indebtedness of $994,488	$ 994,488	$ -

Comment 82

We note under the caption “Federal Income Taxes” on page F-8 that during the year ended December 31, 2004, the company changed from a “S” corporation to a “C” corporation.  All undistributed earnings or deficit until the date of termination of “S” election should be transferred to additional paid-in capital in the amended filing.  Refer to Topic 4B of the Staff Accounting Bulletins.

We have amended our Statement of Shareholder’s Equaity statement on page F-5 as follows:

	Preferred Stock A $1,000 Stated Value		Preferred Stock B $100 Stated Value		Common Stock .001 Par		Additional Paid in Capital	Advances to Related Parties	Accumulated Deficit	Stockholders' Deficit Totals
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2002	-	-	-	-	10,000	10	1,308,528	(130,166)	(2,576,681)	(1,398,309)
Advances to related parties	-	-	-	-	-	-	-	130,166	-	130,166
Distributions	-	-	-	-	-	-	(115,932)	-	-	(115,932)
Net loss	-	-	-	-	-	-	-	-	(1,244,761)	(1,244,761)
Balance, December 31, 2003	-	-	-	-	10,000	10	1,192,596	-	(3,821,442)	(2,628,836)
										-
Stock Issued to founders	200	200,000			3,990,000	3,990	(203,990)			-
Stock Cancelled					(3,500,000)	(3,500)	3,500			-
Stock issued for cash	200	200,000			2,000,000	2,000	48,000			250,000
Stock Cancelled					(1,500,000)	(1,500)	1,500			-
Stock Issued in lieu of debt			12,500	1,250,000			(255,512)	-	-	994,488
Stock issued in consideration for note to Company	40	40,000					(40,000)			-
Shares issued for cash	-	-	-	-	1,506,250	1,506	1,203,494	-	-	1,205,000
Shares issued for services	-	-	-	-	106,875	107	85,393	-	-	85,500
Net loss through end of s-corp life									(543,212)	(543,212)
Transfer of equity at end of s-corp life							(4,364,654)		4,364,654	-
Net loss subsequent to s-corp life	-	-	-	-	-	-	-	-	(375,378)	(375,378)
Balance, December 31, 2004	440	440,000	12,500	$ 1,250,000	2,613,125	$ 2,613	$ (2,329,673)	$ -	$ (375,378)	$ (1,012,438)

Comment 83

Please disclose your accounting policies for the inventory as required by paragraph 8 and 13 of APB Opinion no. 22.

Our Inventory section on page F-9 was amended as follows:

Inventory

Inventories are valued at the lower of weighted average cost or market value.   Our Industry experiences changes in technology, changes in market value and availability of the raw materials, as well as changing customer demand.  The Company makes provisions for estimated excess and obsolete inventories based on regular reviews and cycle counts of our on-hand inventory levels and forecasted customer demands and at times additional provisions are made.  As of March 31, 2005 the Company has a reserve of $347,294.

Comment 84

You indicate in the last sentence of the first paragraph that the estimated lives of the related assets range from three to ten years; however the Leasehold Improvements are being amortized over 20 years.  Please revise as necessary and disclose if the Leasehold Improvements are being amortized over the estimated life of the lease.

The Property and Equipment section on page F-9 and F-10 has been amended as follows:

Property and Equipment

Property and equipment, including renewals and betterments, are stated at cost. Assets held under capital leases are recorded at lease inception at the lower of the present value of the minimum lease payments or the fair market value of the related assets.  The Company follows the practice of capitalizing property and equipment purchased over $1,250.  The cost of ordinary maintenance and repairs is charged to operations while renewals and replacements are capitalized.  Depreciation and amortization are computed on the straight-line method over the following estimated useful lives of the related assets, which range from three to twenty years, and are as follows:

Furniture and fixtures	3 to 7 years
Equipment	7 to 10 years
Vehicles	5 years
Leasehold improvements	20 years (estimated life of the lease)

Comment 85

You disclose that the revenue is recognized at the time goods are shipped or services are provided to the customers.  Please tell us, and disclose in your revenue recognition policy, whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers. In addition, please also tell us and disclose whether your sales agreements contain right or inspection or acceptance provisions.  Also, if your sales agreements are silent as to when title passes, please tell us and disclose why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer.  Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may also make the recognition of revenue upon delivery to and acceptance by the customer more appropriate.  Revise or advise.  See the Interpretive Response to Question 3 of SAB Topic 13:A.

Our Revenue Recognition section on page F-10 has been revised as follows:

Revenue Recognition

Revenue from product and services are recognized at the time goods are shipped or services are provided to the customer, with an appropriate provision for returns and allowances. Terms are generally FOB destination with the right of inspection and acceptance. The company has not experienced a material amount of rejected or damaged product

Comment 86

Please revise to address the comments above, as appropriate.

Note1. General

Comment 87

Please discuss in MD&A, under the caption “Plan of operations,” management’s viable plans to overcome Probe’s financial difficulties and include a reasonable detailed discussion of your ability to generate sufficient cash to support operations during the twelve months following the date of the financial statements presented in the filing.  Refer to the guidance in Section 607.02 of the Financial Reporting Codification.

The following section title “Plan of operations” has been added to our MD&A section on page 40.

Plan of Operation

The financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business.  The company incurred a net loss of $321,684 for the six months ended June 30, 2005 and stockholder deficit of ($762,122) and as of  June 30, 2005 and has a working capital deficit of approximately $348,364. The ability of the company to operate as a going concern is dependent upon its ability (1) to obtain sufficient debt and/or equity capital and/or (2) cut operating costs such that the company can operate until such time that it resumes generating positive cash flow from operations.

Management is taking the following steps to address this situation: (a) reducing operating costs by: (i) re-negotiating direct material cost with all of our suppliers, (ii) reducing direct and indirect labor cost by streamlining production lines and other operations to create more efficiency and (iii) we are also evaluating the possibility of moving into a more feasible facility with lower rent and overhead, thus reducing the break even revenue level; (b) we are negotiating to replace our lines of credit with an agreement(s) that have more attractive terms and expand borrowing capacity; (c) increasing our revenue by making sure we bill for everything of value we do; acquiring new customers, and growing our existing customers.

 The future success of the company is likely dependent on its ability to attain additional capital to support growth and ultimately, upon its ability to attain future profitable operations.  There can be no assurance that the company will be successful in obtaining such financing, or that it will attain positive cash flow from operations.  The successful outcome of these or any future activities cannot be determined at this time and there is no assurance that if achieved, the company will have sufficient funds to execute their business plans or generate positive operating results. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the company be unable to continue as a going concern.

Thank you for your time and review of our registration statement on Form SB-2.  If there was any information that you requested that was not enclosed please give me a call at (562)547-0364.

Sincerely,

/s/ Catherine Basinger

Catherine Basinger